                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  April 3, 2002

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Exact name of registrant as specified in its charter)

                                 SAP CORPORATION
              SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
                 (Translation of registrant's name into English)

                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   [X]            Form 40-F    [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes         [ ]            No           [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

                                    FORM 6-K

The following material has been distributed to holders of ordinary shares and holders of American Depositary Receipts representing one-fourth of an ordinary share, without nominal value, of SAP Aktiengesellschaft Systeme, Andwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"):

      (i) Invitation to the Fifteenth Annual General Meeting of Shareholders to be held on May 3, 2002, attached as Exhibit 99.1 hereto and incorporated by reference herein.

      (ii) English Version of the 2001 Annual Report of the Company, incorporated by reference herein.

For purposes of this Form 6-K, the Company has omitted the 2001 Annual Report of the Company and, pursuant to Rule 12b-23 under the U.S. Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), is incorporating therein by reference to pages F-1 through F-58 of the Company's Annual Report on Form 20-F for 2001 filed with the U.S. Securities and exchange Commission (the "SEC") on March 28, 2002.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

                                    EXHIBITS

Exhibit No.       Exhibit
-----------       -------
99.1              Invitation to the Fifteenth Annual General Meeting of
                  Shareholders to be held on May 3, 2002

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SAP AKTIENGESELLSCHAFT SYSTEME,
                                        ANWENDUNGEN, PRODUKTE IN DER
                                        DATENVERARBEITUNG
                                        (Registrant)



                                        By:  /s/ Henning Kagermann
                                             -----------------------------------
                                             Name:  Prof. Dr. Henning Kagermann
                                             Title: CEO and Co-Chairman



                                        By:  /s/ Werner Brandt
                                             -----------------------------------
                                             Name:  Dr. Werner Brandt
                                             Title: CFO

Date: April 3, 2002

                                  EXHIBIT INDEX

Exhibit No.       Exhibit
-----------       -------
99.1              Invitation to the Fifteenth Annual General Meeting of
                  Shareholders to be held on May 3, 2002, attached as Exhibit
                  99.1 hereto and incorporated by reference herein

                                                                    EXHIBIT 99.1

                            INSERT ATTACHED FILE HERE

ANNUAL GENERAL MEETING OF SHAREHOLDERS 2002


[COVER GRAPHIC]











ANNUAL GENERAL MEETING OF SHAREHOLDERS 2002

15TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

ROSENGARTEN, MANNHEIM, MAY 3, 2002





                                    THE BEST-RUN E-BUSINESSES RUN SAP [SAP LOGO]

[SAP LOGO]
AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE
IN DER DATENVERARBEITUNG
OF WALLDORF, GERMANY

Security Identification Number (Wertpapier-Kenn-Nr.): 716 460
ISIN: DE 000 7 164 600



The shareholders in our Company are hereby invited to attend the fifteenth annual general meeting of shareholders at

ROSENGARTEN CONGRESS CENTER,
ROSENGARTENPLATZ 2,
68161 MANNHEIM, GERMANY,
ON FRIDAY, MAY 3, 2002 AT 10:00 A.M.

AGENDA


1. PRESENTATION OF THE ADOPTED ANNUAL FINANCIAL STATEMENTS AND ANNUAL CONSOLIDATED FINANCIAL STATEMENTS, THE SUMMARY MANAGEMENT REPORT AND CONSOLIDATED MANAGEMENT REPORT AND THE SUPERVISORY BOARD'S REPORT FOR THE FISCAL YEAR 2001


2. RESOLUTION ON THE APPROPRIATION OF THE RETAINED EARNINGS FOR THE FISCAL YEAR 2001

         The Executive Board and the Supervisory Board propose that the reported retained earnings in the amount of E 462,755,514.74 be appropriated as follows:

         - payment of a dividend in the amount of E 0.58 per no-par value share carrying dividend rights;

         - appropriation of E 280,000,000.00 to the other revenue reserves;

         -        carry-forward of the remainder to new account.

         Upon the adoption of this dividend proposal, a dividend amount of E 182,308,897.30 will be attributable to the capital stock carrying dividend rights as at the date of the annual financial statements (February 22, 2002) in the amount of E 314,325,685.00, and an amount of E 446,617.44 will be attributable to the profit carried forward.

         The dividend will be distributed on or after May 6, 2002.


3. RESOLUTION ON THE FORMAL APPROVAL OF THE ACTS OF THE EXECUTIVE BOARD IN THE FISCAL YEAR 2001

         The Supervisory Board and the Executive Board propose that the acts of the Executive Board be formally approved.


4. RESOLUTION ON THE FORMAL APPROVAL OF THE ACTS OF THE SUPERVISORY BOARD IN THE FISCAL YEAR 2001

         The Executive Board and the Supervisory Board propose that the acts of the Supervisory Board be formally approved.

5.       APPOINTMENT OF AN AUDITOR FOR THE FISCAL YEAR 2002

         The Supervisory Board proposes that ARTHUR ANDERSEN
         Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, of Eschborn/Frankfurt, Germany, be appointed auditor of the financial statements and consolidated financial statements for the fiscal year 2002.


6.       ELECTION OF THE MEMBERS OF THE SUPERVISORY BOARD

         In accordance with the notice of the Executive Board published in the German Federal Bulletin (Bundesanzeiger) No. 186 of October 5, 2001, the Supervisory Board will be composed of eight shareholder and employee representatives each pursuant to Section 96 (1) and Section 101 (1) of the German Stock Corporation Act (Aktiengesetz; "AKTG") in connection with Section 7 (1) sentence 1 no. 2 of the German Co-Determination Act of 1976 (Mitbestimmungsgesetz 1976; "MITBESTG 1976"). Upon the close of the annual general meeting of shareholders of May 3, 2002, the term of office of all members of the Supervisory Board will expire pursuant to Section 97 (2) sentence 3 AktG. It is therefore proposed that the shareholder representatives be newly elected at the annual general meeting of shareholders of May 3, 2002. When electing the shareholder representatives, the annual general meeting of shareholders is not bound by any election proposals.

         The Supervisory Board proposes that the following persons be elected as shareholder representatives on the Supervisory Board:

         Pekka Ala-Pietila,
         Helsinki/Finland,
         President of Nokia Corporation, Espoo, Finland

         Prof. Dr. Wilhelm Haarmann,
         Kronberg im Taunus, Germany,
         Attorney-at-law, auditor, tax consultant, Partner at Haarmann, Hemmelrath & Partner, attorneys-at-law, Frankfurt am Main, Germany

         Dietmar Hopp,
         Walldorf, Germany,
         Managing Director of Dietmar Hopp Stiftung GmbH, Walldorf, Germany

         Klaus-Dieter Laidig,
         Boblingen, Germany,
         Business consultant, Laidig Business Consulting GmbH, Boblingen,
          Germany

         Hartmut Mehdorn,
         Berlin, Germany,
         Chairman of the Executive Board of Deutsche Bahn AG, Berlin, Germany

         Prof. Dr. Dr. h. c. August-Wilhelm Scheer,
         Saarbrucken-Dudweiler, Germany,
         Director of the Institute for Economic Informatics (Institut fur Wirtschaftsinformatik) at Saarland University, Germany

         Dr. Dieter Spori,
         Backnang, Germany,
         Head of the Group Representation Office for Federal Matters (Leiter der Konzernreprasentanz fur Bundesangelegenheiten) of DaimlerChrysler AG, Berlin, Germany

         Dr. h. c. Klaus Tschira,
         Heidelberg, Germany,
         Managing Director of Klaus Tschira Stiftung gGmbH, Heidelberg, Germany


7. RESOLUTION ON THE AMENDMENT OF THE PROVISIONS OF THE ARTICLES OF ASSOCIATION REGARDING THE COMPOSITION OF THE SUPERVISORY BOARD AND ITS QUORUM

         In accordance with the notice of the Executive Board published in the German Federal Bulletin No. 186 of October 5, 2001, the Supervisory Board will be composed of eight shareholder and employee representatives each pursuant to Section 96 (1) and Section 101 (1) AktG in connection with Section 7 (1) sentence 1 no. 2 MitbestG 1976. Upon the close of the annual general meeting of shareholders of May 3, 2002, the existing provision of the Articles of Association regarding the composition of the Supervisory Board and the number of its members will cease to be effective pursuant to Section 97 (2) sentence 2 AktG since said provision is no longer in compliance with the provisions of applicable law. It is therefore proposed that Section 10 (1) of the Articles of Association be adjusted so as to reflect such provisions of applicable law. It is further proposed that Section 14 (5) sentence 1 of the Articles of Association regarding the quorum of the Supervisory Board be adjusted so as to take account of Section 28 sentence 1 MitbestG 1976. In this context, it is proposed that the provisions regarding the adoption of resolutions, the quorum and the meetings of the Supervisory Board and its committees be partially amended and supplemented.

         Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

         a) Section 10 (1) of the Articles of Association is amended to read as follows:

                           "The Supervisory Board shall be composed of sixteen members. Eight members thereof shall be elected by the shareholders and eight members thereof shall be elected by the employees in accordance with the provisions of the German Co-Determination Act of 1976."

         b) Following Section 14 (2) of the Articles of Association, a new paragraph (3) is included to read as follows:

                           "The meetings of the Supervisory Board and its committees shall in principle take place in the presence of its members. The Supervisory Board may provide in its rules of procedure that the meetings of the Supervisory Board and its committees may also be held by video conference or that individual members of the Supervisory Board may attend the meeting by way of video transmission, subject to the proviso that in such events, resolutions may also be adopted by video conference or by way of video transmission, respectively."

                  The existing Section 14 (3) of the Articles of Association is renumbered Section 14 (4) and is amended to read as follows:

                           "The Supervisory Board may provide in its rules of procedure for the permissibility of the adoption of resolutions of the Supervisory Board and its committees outside meetings in writing, by telephone or in any other similar manner suitable for the adoption of resolutions, in particular by video conference. Any resolutions adopted by telephone or by way of any other non-written transmission procedures shall be subsequently confirmed in writing."

                  The existing Section 14 (4) of the Articles of Association is renumbered Section 14 (5).

                  The existing Section 14 (5) of the Articles of Association is renumbered Section 14 (6) and is amended to read as follows:

                           "The Supervisory Board shall constitute a quorum if at least eight of its members participate in the adoption of resolutions. Unless otherwise provided by mandatory provisions of law or these Articles of Association, the resolutions of the Supervisory Board shall be adopted by a majority of the votes cast. In the event that a vote in the Supervisory Board results in a tie, and if a repeated vote on the same resolution proposal equally results in a tie, the chairman shall have the casting vote. Such casting vote may be cast in the manner specified in paragraphs (3) and (4) above. The deputy chairman shall have no casting vote."

8. RESOLUTION ON THE ADJUSTMENT OF THE REMUNERATION OF THE MEMBERS OF THE SUPERVISORY BOARD AND CORRESPONDING AMENDMENTS TO THE ARTICLES OF ASSOCIATION

         In recent years, increasing weight has been added to the role of the Supervisory Board as an advisory and supervisory body and its responsibility for safeguarding the Company's interests, and the German Transparency and Publicity Act (Transparenz- und Publizitatsgesetz; "TRANSPUG") presented by the German Federal Government as a draft bill dated February 8, 2002, as published in the Federal Council Journal (Bundesrats-Drucksache) 109/02 dated February 8, 2002, is intended to further strengthen this major role in the future. It is proposed that this development be taken into account by way of altering the remuneration of the members of the Supervisory Board.

         Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

         Each member of the Supervisory Board, in addition to the reimbursement of his/her expenditure, will receive a remuneration composed of a fixed and a variable remuneration. The fixed remuneration amounts to E 50,000 in respect of the chairman, E 37,500 in respect of the deputy chairman and E 25,000 in respect of the other members of the Supervisory Board. Such fixed remuneration will be due for payment after the expiry of each fiscal year. The variable remuneration amounts to E 2,000 in respect of the chairman, E 1,500 in respect of the deputy chairman and E 1,000 in respect of the other members of the Supervisory Board for each E 0.01 of dividend distributed per share in excess of E 0.40 dividend per share. Such variable remuneration will be due for payment on the first business day following the annual general meeting of shareholders resolving upon the appropriation of the retained earnings for the relevant fiscal year. The aggregate remuneration, however, may not exceed E 100,000 in respect of the chairman, E 75,000 in respect of the deputy chairman and E 50,000 in respect of the other members of the Supervisory Board. Any members of the Supervisory Board having served for less than the entire fiscal year will receive one twelfth of their respective remuneration for each month of service commenced. Any turnover tax charged by a member of the Supervisory Board or shown in a credit note for an invoice will additionally be paid in the applicable statutory amount.

         Section 16 of the Articles of Association is amended to read as follows:

                  "1. Each member of the Supervisory Board, in addition to the reimbursement of his/her expenditure, shall receive a remuneration composed of a fixed and a variable remuneration.

                  2. The fixed remuneration shall amount to E 50,000 in respect of the chairman, E 37,500 in respect of the deputy chairman and E 25,000 in respect of the other members of the Supervisory Board. Such fixed remuneration shall be due for payment after the expiry of each fiscal year.

                  3. The variable remuneration shall amount to E 2,000 in respect of the chairman, E 1,500 in respect of the deputy chairman and E 1,000 in respect of the other members of the Supervisory Board for each E 0.01 of dividend distributed per share in excess of E 0.40 dividend per share. Such variable remuneration shall be due for payment on the first business day following the annual general meeting of shareholders resolving upon the appropriation of the retained earnings for the relevant fiscal year.

                  4. The aggregate remuneration, however, may not exceed E 100,000 in respect of the chairman, E 75,000 in respect of the deputy chairman and E 50,000 in respect of the other members of the Supervisory Board.

                  5. Any members of the Supervisory Board having served for less than the entire fiscal year shall receive one twelfth of their respective remuneration for each month of service commenced.

                  6. Any turnover tax charged by a member of the Supervisory Board or shown in a credit note for an invoice shall additionally be paid in the applicable statutory amount."


9.       RESOLUTION ON THE AMENDMENT OF SECTION 22 (2) OF THE ARTICLES OF
         ASSOCIATION

         By virtue of the Registered Share Act (Namensaktiengesetz) of January 18, 2001, the provisions of stock corporation law concerning the list of shareholders attending shareholders' meetings and the minutes were amended. It is therefore proposed that the provisions of the Articles of Association regarding the signing of the minutes of the annual general meeting of shareholders by the chairman of the annual general meeting of shareholders, the signing of the list of shareholders attending the meeting and the attaching thereof to the minutes be cancelled.

         Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

         Section 22 (1) and (2) of the Articles of Association is amended to read as follows:

                  "1. The debates at the annual general meeting of shareholders shall be recorded by notarial act, and said record shall be signed by the notary public.

                  2. The record shall have full probative value for the shareholders, both with regard to their internal relationship and in the relationship to their representatives."

10. RESOLUTION ON THE ADJUSTMENT OF THE ARTICLES OF ASSOCIATION TO REFLECT THE PROVISIONS OF THE GERMAN TRANSPARENCY AND PUBLICITY ACT

         On February 8, 2002, the German Federal Government presented a draft bill of a German Transparency and Publicity Act, published in the Federal Council Journal 109/02 dated February 8, 2002. The Act is intended to be passed within the current legislative period. Hence, the Act will presumably enter into force prior to the Company's next sixteenth annual general meeting of shareholders scheduled to take place in 2003. In light of this situation, it is proposed that the Articles of Association be adjusted at this stage so as to take account of the provisions of the German Transparency and Publicity Act. The relevant amendments to the Articles of Association, however, will be entered in the commercial register and thereupon become effective only if and insofar as the German Transparency and Publicity Act has actually entered into force.

         Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

         a) The heading of Section 20 of the Articles of Association is amended to read as follows:

                           "Chair in the Annual General Meeting of Shareholders, Attendance by the Members of the Executive Board and the Supervisory Board, Audio-Visual Transmission"

                  Section 20 of the Articles of Association is amended by including a new paragraph (3) and a new paragraph (4) to read as follows:

                          "3. The members of the Executive Board and the Supervisory Board shall attend the annual general meeting of shareholders in person. In the event that a member of the Supervisory Board is prevented from attending at the venue of the annual general meeting of shareholders due to such member staying abroad for important reasons, such member may also attend the annual general meeting of shareholders by way of audio-visual transmission.

                          4. The annual general meeting of shareholders may in whole or in part be transmitted by way of audio-visual media. Such transmission may also be effected in a form which is entirely available to the public. The form of transmission shall be stated in the invitation."

         b) Section 23 of the Articles of Association is amended by including a new paragraph (7) to read as follows:

                          "The annual general meeting of shareholders may,
                           instead of a cash distribution, resolve upon the appropriation of the retained earnings by way of a dividend in kind."

         c) The Executive Board is directed to apply for the entry of the resolution adopted in respect of Agenda Item 10 a) and b) in the commercial register without undue delay after the German Transparency and Publicity Act, with regard to the amendments and supplements to Sections 58 and 118 AktG, has been published in the German Federal Law Gazette (Bundesgesetzblatt) in the version published in the Federal Council Journal 109/02 (notwithstanding mere drafting changes). In the event that only part of the amendments to Sections 58 and 118 AktG enter into force in the version published in the Federal Council Journal no. 109/02 (notwithstanding mere drafting changes), the Executive Board will be obligated to apply for the entry of the resolution adopted in respect of Agenda Item 10 in the commercial register only insofar as such resolution takes into account the respective amendments to the German Stock Corporation Act.

11. RESOLUTION ON THE AUTHORIZATION CONCERNING THE ESTABLISHMENT OF THE SAP 2002 STOCK OPTION PLAN PROVIDING FOR THE ISSUE OF STOCK OPTIONS CARRYING SUBSCRIPTION RIGHTS IN RESPECT OF SAP SHARES TO THE MEMBERS OF THE EXECUTIVE BOARD OF SAP AG, THE MANAGEMENT MEMBERS OF ANY GROUP COMPANIES OF SAP AG AS WELL AS ELIGIBLE EXECUTIVES AND OTHER TOP PERFORMERS OF SAP AG AND ITS GROUP COMPANIES, THE CREATION OF A CONTINGENT CAPITAL AND CORRESPONDING AMENDMENTS TO THE ARTICLES OF ASSOCIATION

         The Executive Board and the Supervisory Board propose that a resolution be passed on the authorization set out below concerning the establishment of the SAP 2002 Stock Option Plan (the "SAP SOP 2002") under which the members of SAP AG's Executive Board, the management members of SAP AG's group companies, eligible executives and other top performers of SAP AG and its group companies will be granted an option to acquire stock options carrying subscription rights in respect of SAP shares, as determined in further detail in the resolution proposal set out below. The SAP SOP 2002 is proposed to replace the existing SAP AG 2000 Long Term Incentive Plan. By March 14, 2002, a total of 12,305,271 conversion and subscription rights have been issued under the SAP AG 2000 Long Term Incentive Plan. It is proposed that the authorization, to the extent not yet exercised, be revoked and Contingent Capital V, which is available for this purpose, be reduced accordingly. In addition, it is proposed that Contingent Capital V be reduced insofar as any conversion and subscription rights have definitely expired in accordance with the bond and option terms.

         Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

         I. Revocation of the existing authorization concerning the issue of convertible bonds and stock options under the SAP AG 2000 Long Term Incentive Plan and corresponding reduction of Contingent Capital V.

                  a) The authorization to issue convertible bonds and stock options under the SAP AG 2000 Long Term Incentive Plan, to the extent not yet exercised, is revoked.

                  b) The contingent capital increase as resolved by the annual general meeting of shareholders of May 3, 2001 in accordance with Agenda Item 11 is cancelled in the amount of E 5,054,677, and Contingent Capital V is thereby reduced to an amount of E 4,923,522.

                           Section 4 (12) sentence 1 and sentence 2 of the Articles of Association are amended to read as follows:

                                    "The Company's capital stock is subject to a further contingent increase by E 4,923,522 by issuing up to 4,923,522 no-par value ordinary voting bearer shares (Contingent Capital V). Said contingent capital increase will be implemented only to the extent that the holders of the convertible bonds and stock options issued by SAP AG by virtue of the authorizing resolution of the general meeting of shareholders of January 18, 2000 and the supplementary authorization granted by the annual general meeting of shareholders of May 3, 2001 in connection with the SAP AG 2000 Long Term Incentive Plan, exercise their conversion or subscription rights in respect of ordinary shares in the Company and the Company does not grant treasury shares in this context."

         II. Authorization to issue stock options carrying subscription rights in respect of SAP shares

                  a) Subject to the consent of the Supervisory Board and as set out in further detail under subsection b) below, the Executive Board is authorized to issue, on or before April 30, 2007, up to 19,015,415 stock options with a maturity not exceeding five years and carrying subscription rights in respect of SAP shares under the SAP 2002 Stock Option Plan (the "SAP SOP 2002"), provided that each stock option entitles to subscribe for one SAP share. The stock options may exclusively be issued to the members of SAP AG's Executive Board, eligible executives and other top performers of SAP AG as well as to management members, eligible executives and other top performers of any affiliated companies (verbundene Unternehmen) of SAP AG within the meaning of Section 15 AktG (hereinafter, the "GROUP COMPANIES" ("Konzerngesellschaften")). The authorization to issue stock options to members of SAP AG's Executive Board is granted solely to the Supervisory Board. The stock options may also be subscribed by a credit institution subject to the obligation to transfer said stock options at the instruction of SAP AG to beneficiaries as contemplated under subsection b) (1) below, who alone are entitled to exercise the subscription rights.

                           Insofar as any subscription rights issued expire pursuant to subsection b) (7) below without having been exercised, the number of stock options that may be issued will be increased proportionately.

                           The shareholders' subscription rights are excluded.

                  b) The issue of stock options under the SAP SOP 2002 is subject to the following terms and conditions:

                           (1)      Beneficiaries

                                    The stock options under the SAP SOP 2002 may exclusively be issued to the members of SAP AG's Executive Board, management members of Group Companies as well as to eligible executives and other top performers of SAP AG and its Group Companies. SAP AG's Executive Board will determine the individual beneficiaries and the number of stock options to be offered to each of said beneficiaries. To the extent that any such beneficiaries are members of SAP AG's Executive Board, the determination of the individual beneficiaries and the issue of the stock options is exclusively incumbent upon SAP AG's Supervisory Board.

                                    The number of stock options that may be
                                    issued is limited as follows:

                                    aa)      to all members of SAP AG's
                                             Executive Board, in total no more
                                             than 1,811,700 stock options;

                                    bb)      to all management members of Group
                                             Companies, in total no more than
                                             3,358,074 stock options;

                                    cc)      to all eligible executives and
                                             other top performers of SAP AG and
                                             to all eligible executives and
                                             other top performers of Group
                                             Companies, in total no more than
                                             13,845,641 stock options, whereby a
                                             total of up to 5,737,436 thereof
                                             may be issued to eligible
                                             executives and other top performers
                                             of SAP AG and a total of up to
                                             8,108,205 thereof may be issued to
                                             eligible executives and other top
                                             performers of Group Companies. If,
                                             due to any restructuring measures
                                             within the Group, including in
                                             particular any spin-off, partial
                                             transfer of business units or
                                             redeployment of employees, the
                                             number of executives and other top
                                             performers of SAP AG is reduced in
                                             favor of the number of executives
                                             and other top performers of Group
                                             Companies, the allocation volume
                                             not yet utilized in respect of the
                                             executives and other top performers
                                             of SAP AG will be reduced in
                                             proportion to the reduction of the
                                             number of executives and other top
                                             performers of SAG AG, and the
                                             unutilized allocation volume
                                             available in respect of executives
                                             and other top performers of Group
                                             Companies will be increased in the
                                             same numerical amount. If, due to
                                             any restructuring measures within
                                             the Group, including in particular
                                             any merger, partial transfer of
                                             business units or redeployment of
                                             employees, the number of executives
                                             and other top performers of Group
                                             Companies is reduced in favor of
                                             the number of executives and other
                                             top performers of SAP AG, the
                                             allocation volume not yet utilized
                                             in respect of the executives and
                                             other top performers of Group
                                             Companies will be reduced in
                                             proportion to the reduction of the
                                             number of executives and other top
                                             performers of Group Companies, and
                                             the unutilized allocation volume
                                             available in respect of executives
                                             and other top performers of SAP AG
                                             will be increased in accordance
                                             with the same numerical amount.

                                    Insofar as subscription rights issued expire pursuant to subsection (7) below without having been exercised and the aggregate number of stock options that may be issued pursuant to subsection a) above is increased, the allocation volume available in respect of the group to which such expired subscription rights are allocable will be increased proportionately.

                                    The issue of stock options to members of the Executive Board will be disclosed each year in the notes to the financial statements included in the management report, and the disclosures will include the number of stock options issued and the names of the beneficiary members of the Executive Board. The number of subscription rights exercised by the members of the Executive Board during the preceding fiscal year, together with the exercise prices paid, and the number of stock options held by the members of the Executive Board at year-end, will similarly be disclosed.

                          (2)       Subscription right

                                    The holders of stock options are entitled to subscribe for SAP no-par value voting bearer shares. In this regard, each stock option entitles its holder to subscribe for one SAP share in consideration of payment of the exercise price as determined in subsection
                                    (5) below. The new shares are eligible for dividends as of the beginning of the first fiscal year for which, as at the exercise of the subscription right, no resolution by the annual general meeting of shareholders on the appropriation of the retained earnings for the year has been adopted. The option terms may provide that the Company, at its option, may elect to satisfy the beneficiary's conversion right by issuing treasury shares to the beneficiary rather than new shares by using the Contingent Capital. All decisions concerning the issue of treasury shares to beneficiaries who are members of SAP AG's Executive Board will be made solely by the Supervisory Board. The option terms may further provide that subscription rights, to the extent that the holders thereof are management members, eligible executives or other top performers of Group Companies, may at the Company's option also be satisfied, instead of issuing new shares to the beneficiaries by using the Contingent Capital, by way of having shares in the Company transferred to the beneficiaries by a credit institution acting by virtue of an agreement with the Company.

                          (3)       Issue periods

                                    The stock options will be issued in not
                                    fewer than three annual tranches, and no more than 50% of the total number to be issued will be included in any single tranche. Stock options will not be issued between the sixteenth day of the last month of each fiscal quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor will they be issued between March 16 of each year and the day of the annual general meeting of shareholders of SAP AG (inclusive). The day of issue is the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription.

                          (4)       Exercise periods

                                    The subscription rights under the stock
                                    options may be exercised after the expiry of a freeze period for the first time. The freeze period is no less than two years. The freeze period commences on the day following the issue of the respective stock options (the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription). The subscription rights may not be exercised between the sixteenth day of the last month of each fiscal quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor can they be exercised between March 16 of each year and the day of the annual general meeting of shareholders of SAP AG (inclusive).

                           (5)      Exercise price

                                    The exercise price for one SAP share is 110% of the base price. The base price is the average stock exchange price of the SAP share quoted on the Frankfurt Stock Exchange on the five trading days prior to the issue of the respective stock option (the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription), determined on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof).

                                    The option terms may provide that if, during the term of the stock options, the capital stock of SAP AG is increased due to the issue of new shares by granting subscription rights to the shareholders with respect thereto or treasury shares or bonds carrying conversion rights or option rights in respect of SAP shares are issued, the exercise price will be reduced in such proportion as the price of the shareholders' subscription rights averaged over all the days on which the subscription rights were traded on the Frankfurt Stock Exchange stands in relation to the SAP share closing auction price in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the shares upon the exercise of the subscription right. Such reduction will not be applied if the holders of the stock options are accorded subscription rights that are equivalent to the subscription rights held by the shareholders.

                                    The option terms may further provide for an adjustment in the event of any capital measures (share consolidation or split, capital increase out of company funds, capital reduction) during the term of the subscription rights.

                                    The minimum exercise price will in no event be less than the lowest issue price within the meaning of Section 9 (1) AktG.

                          (6)       Success target

                                    The exercise price is also the economic
                                    success target.

                          (7)       Non-negotiability

                                    The stock options are non-negotiable.
                                    Holders of the inherent subscription rights may exercise those rights only while they are employees of SAP AG or an SAP Group Company and termination notice has not been given with respect to their employment. Notwithstanding the foregoing provision, holders of subscription rights for which the freeze period set out in (4) above has expired at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice may exercise their conversion rights within a grace period of three months after employment termination notice is served or the employment ends, subject to the provisions in (4) above concerning times when conversion rights may not be exercised. If these subscription rights are not exercised within the grace period, they will lapse upon its expiry. Subscription rights for which the freeze period set forth in (4) above has not expired shall lapse at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice. Special provisions may be agreed for cases of death, retirement, resignation on friendly terms, and hardship. This also applies in the event that SAP AG transfers any participation in Group Companies to a third party.

                          (8)       Other provisions

                                    Subject to the consent of the Supervisory
                                    Board, the Executive Board is authorized to determine the further details of the option terms and the issue of, and the rights attaching to, the stock options. Where the beneficiaries are Executive Board members, the further details of the option terms and the issue of, and the rights attaching to, the stock options will be determined by the Supervisory Board.

         III.     Creation of a new Contingent Capital VI

                  The Company's capital stock is subject to a further contingent increase by E 19,015,415 by issuing up to 19,015,415 no-par value ordinary voting bearer shares (Contingent Capital VI). Said Contingent Capital VI will serve to secure the subscription rights attaching to the stock options issued by SAP AG under the SAP AG 2002 Stock Option Plan in the period between May 3, 2002 and April 30, 2007 by virtue of the authorization granted by the general meeting of shareholders of SAP AG of May 3, 2002. Said contingent capital increase will be implemented only to the extent that said stock options are actually issued and the holders of such stock options actually exercise their subscription rights in respect of shares in the Company and the Company does not grant treasury shares in satisfaction of such subscription rights, or such subscription rights are satisfied by way of having shares in the Company transferred to the beneficiaries by a credit institution acting by virtue of an agreement with the Company. Any shares from Contingent Capital VI will be issued at the exercise price determined by the annual general meeting of shareholders of May 3, 2002 in accordance with Agenda Item 11 II. b) (5). The new shares are eligible for dividends as of the beginning of the fiscal year with regard to which, as at the time of exercise of the subscription rights, no resolution by the annual general meeting of shareholders concerning the appropriation of the retained earnings for the year has been adopted.

                  Section 4 of the Articles of Association is amended by including a new paragraph (13) to read as follows:

                          "The Company's capital stock is subject to a further contingent increase by E 19,015,415 by issuing up to 19,015,415 no-par value ordinary voting bearer shares (Contingent Capital VI). Said contingent capital increase shall be implemented only to the extent that the holders of the stock options issued by SAP AG under the SAP 2002 Stock Option Plan on or before April 30, 2007 by virtue of the authorizing resolution of the general meeting of shareholders of May 3, 2002 actually exercise their subscription rights in respect of shares in the Company and the Company does not grant treasury shares in satisfaction of such subscription rights, or such subscription rights are satisfied by way of having shares in the Company transferred to the beneficiaries by a credit institution acting by virtue of an agreement with the Company. The new shares issued in connection with the exercise of such subscription rights shall be eligible for dividends as of the beginning of the fiscal year with regard to which, as at the time of exercise of the subscription right, no resolution by the annual general meeting of shareholders concerning the appropriation of the retained earnings for the year has been adopted."

         IV. The resolutions adopted in respect of I. through III. above will become effective only jointly. The Executive Board is directed to apply for the entry of the above resolution in the commercial register subject to the proviso that the reduction of Contingent Capital V pursuant to I. b) above will be registered in the commercial register only together with the entry of the creation of the new Contingent Capital VI pursuant to III. above.

12.      RESOLUTION ON THE CREATION OF A NEW AUTHORIZED CAPITAL

         In connection with the resolution proposal concerning Agenda Item 11 for the authorization to establish the SAP 2002 Stock Option Plan, as well as in connection with the SAP AG 2000 Long Term Incentive Plan, the Executive Board is to be authorized to increase the capital stock by issuing new shares by creating an additional Authorized Capital.

         The Executive Board and the Supervisory Board propose that the following resolution be adopted:

         The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock on or before May 1, 2007, once or several times, by up to an aggregate amount of E 15 million against contribution in cash by issuing new no-par ordinary voting bearer shares (Authorized Capital III). The new shares may be subscribed by a credit institution only and only to the extent that such credit institution, releasing SAP AG from its corresponding obligation,

         - satisfies the subscription rights granted to management members, executives and other top performers of any Group Companies of SAP AG under the SAP 2002 Stock Option Plan by virtue of the authorization given by the annual general meeting of shareholders of May 3, 2002 and in accordance with the terms and conditions set forth by virtue of the resolution by the annual general meeting of shareholders of May 3, 2002 in respect of Agenda Item 11; or

         - satisfies the conversion and subscription rights granted to management members, executives and other top performers of any Group Companies of SAP AG under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization given by the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the annual general meeting of shareholders of May 3, 2001, and such rights are satisfied in accordance with the terms and conditions set forth by virtue of the resolution by the general meeting of shareholders of January 18, 2000 and the supplementing and adjusting resolutions adopted by the annual general meeting of shareholders of May 3, 2001.

         The Executive Board may exercise said authorization only insofar as the pro rata portion of the capital stock which is attributable to the new shares issued from Authorized Capital III together with new shares from contingent capital and treasury shares issued or transferred after the effectiveness of said authorization for the purposes of satisfying subscription rights pursuant to Section 192 (2) no. 3 AktG, does not account for more than 10% of the capital stock as at the time of adoption of the resolution by the annual general meeting of shareholders of May 3, 2002. The shareholders' subscription rights are excluded.

         In Section 4 of the Articles of Association, a new paragraph (14) is included to read as follows:

                  "The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock on or before May 1, 2007, once or several times, by up to an aggregate amount of E 15 million against contribution in cash by issuing new no-par ordinary voting bearer shares (Authorized Capital III). The new shares may be subscribed by a credit institution only and only to the extent that such credit institution, releasing SAP AG from its corresponding obligation,

                  - satisfies the subscription rights granted to management members, executives and other top performers of any Group Companies of SAP AG under the SAP 2002 Stock Option Plan by virtue of the authorization given by the annual general meeting of shareholders of May 3, 2002 and such rights are satisfied in accordance with the terms and conditions set forth by virtue of the resolution by the annual general meeting of shareholders of May 3, 2002; or

                  - satisfies the conversion and subscription rights granted to management members, executives and other top performers of any Group Companies of SAP AG under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization given by the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the annual general meeting of shareholders of May 3, 2001, and such rights are satisfied in accordance with the terms and conditions set forth by virtue of the resolution by the general meeting of shareholders of January 18, 2000 and the supplementing and adjusting resolutions adopted by the annual general meeting of shareholders of May 3, 2001.

                  The Executive Board may exercise said authorization only insofar as the pro rata portion of the capital stock which is attributable to the new shares issued from Authorized Capital III together with new shares from contingent capital and treasury shares issued or transferred after the effectiveness of said authorization for the purposes of satisfying subscription rights pursuant to Section 192 (2) no. 3 AktG, does not account for more than 10% of the capital stock as at the time of adoption of the resolution by the annual general meeting of shareholders of May 3, 2002. The shareholders' subscription rights shall be excluded."

13. RESOLUTION ON CAPITAL MEASURES AND AMENDMENTS TO SECTION 4 OF THE ARTICLES OF ASSOCIATION

         a) Adjustment of the provisions regarding the capital stock and the provisions regarding Contingent Capital IIa and Contingent Capital IIIa

                  After the exercise of the conversion rights issued under the convertible bonds 1994/2004, and after the exercise of the conversion and option rights issued under the SAP AG 2000 Long Term Incentive Plan, the Company's capital stock, as at March 14, 2001, had been increased to E 314,842,349 due to the issue of new shares. Contingent Capital IIa and Contingent Capital IIIa have been reduced proportionately. It is proposed that a further reduction of Contingent Capital IIIa be implemented if and insofar as the conversion and subscription rights issued have definitely expired in accordance with the bond and option terms. It is proposed that the amount of the capital stock as set forth in Section 4 (1) of the Articles of Association as well as the amounts of Contingent Capital IIa as set forth in
                  Section 4 (5) of the Articles of Association and Contingent Capital IIIa as set forth in Section 4 (7) of the Articles of Association be adjusted accordingly.

                  Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

                  aa) Section 4 (1) of the Articles of Association (Capital Stock) is amended to read as follows:

                                   "The Company's capital stock amounts to E
                                   314,842,349 and is divided into 314,842,349
                                   no-par value ordinary shares."

                  bb) Section 4 (5) sentence 1 of the Articles of Association (Contingent Capital IIa) is amended to read as follows:

                                   "The Company's capital stock is subject to a contingent increase by up to E 921,465, divided into up to 921,465 no-par value ordinary voting bearer shares in the form of individual share certificates (Contingent Capital IIa)."

                  cc) Contingent Capital IIIa, as resolved by the annual general meeting of shareholders of May 3, 2001 in accordance with Agenda Item 10, is reduced by E 766,884.

                           Taking into account the rights exercised to date,
                           Section 4 (7) sentence 1 of the Articles of
                           Association is amended to read as follows:

                                   "The Company's capital stock is subject to a
                                    further contingent increase by E 6,564,333 by issuing up to 6,564,333 no-par value ordinary voting bearer shares (Contingent Capital IIIa)."

         b)       Consolidation of Contingent Capital IIIa and Contingent
                  Capital V

                  Both Contingent Capital IIIa and Contingent Capital V serve to secure the conversion and subscription rights in respect of ordinary shares issued under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization granted by the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the annual general meeting of shareholders of May 3, 2001. The maintenance of two formally separate Contingent Capitals serving the same purpose involve additional administrative expenditure. With a view to avoiding such expenditure in the future, it is proposed that Contingent Capital IIIa and Contingent Capital V be consolidated into one Contingent Capital (IIIa).

                  Accordingly, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

                  aa) Contingent Capital IIIa, as resolved by the annual general meeting of shareholders of May 3, 2001 in accordance with Agenda Item 10, as well as Contingent Capital V, as resolved by the annual general meeting of shareholders of May 3, 2001 in accordance with Agenda Item 11, to the extent not yet converted into capital stock due to the issue of subscription rights or reduced by virtue of a resolution adopted by the annual general meeting of shareholders, shall be consolidated and shall continue to be referred to as "Contingent Capital IIIa". The Company's capital stock will thereafter be subject to a further contingent increase by E 11,487,855 due to the issue of up to 11,487,855 no-par value ordinary voting bearer shares (Contingent Capital IIIa). The consolidated Contingent Capital IIIa shall serve to secure the conversion and subscription rights in respect of ordinary shares which were issued under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization granted by the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the annual general meeting of shareholders of May 3, 2001."

                  bb) Section 4 (7) of the Articles of Association is amended to read as follows:

                                    "The Company's capital stock is subject to a further contingent increase by E 11,487,855 by issuing up to 11,487,855 no-par value ordinary voting bearer shares (Contingent Capital IIIa). Said contingent capital increase shall be implemented only to the extent that the holders of the convertible bonds and stock options which were issued by SAP AG under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorizing resolution adopted by the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the annual general meeting of shareholders of May 3, 2001, actually exercise their conversion rights or subscription rights, as appropriate, in respect of ordinary shares in the Company and the Company does not grant treasury shares in satisfaction of such conversion rights or subscription rights, as appropriate. The new shares issued in connection with the exercise of such conversion or subscription rights shall be eligible for dividends as of the beginning of the fiscal year with regard to which, as at the time of exercise of the conversion or subscription rights, no resolution by the annual general meeting of shareholders concerning the appropriation of the retained earnings for the year has been adopted."

                  cc) Section 4 (12) of the Articles of Association is deleted.

         c)       Cancellation of Contingent Capital II

                  The annual general meeting of shareholders of May 3, 2001 resolved upon the conversion of the preference shares into ordinary shares and, in this context, authorized the Executive Board to convert the conversion rights attaching to the convertible bonds issued in connection with the convertible bonds due 1994/2004 to the effect that said rights relate to ordinary shares. The conversion of the preference shares into ordinary shares has taken effect upon its entry in the commercial register on June 18, 2001. The bond terms have been amended so as to relate to ordinary shares. No claims as to the subscription of preference shares are outstanding. It is therefore proposed that Contingent Capital II be cancelled.

                  The Executive Board and the Supervisory Board propose that the following resolution be adopted:

                  The Contingent Capital as resolved by the annual general meeting of shareholders of June 22, 1994 (Contingent Capital
                  II) is cancelled.

                  Section 4 (10) of the Articles of Association is deleted.

         d)       Reduction of Contingent Capital III

                  The annual general meeting of shareholders of May 3, 2001 resolved upon the conversion of the preference shares into ordinary shares and, in this context, authorized the Executive Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board to convert the conversion and subscription rights attaching to the convertible bonds and stock options issued on or before March 16, 2001 under the SAP AG 2000 Long Term Incentive Plan to the effect that said rights relate to ordinary shares. The conversion of the preference shares into ordinary shares has taken effect upon its entry in the commercial register on June 18, 2001. The bond and option terms have been amended so as to relate to ordinary shares. No claims as to the subscription of preference shares are outstanding. By the convocation date of the annual general meeting of shareholders, beneficiaries under the SAP AG 2000 Long Term Incentive Plan had confirmed this view on the legal situation in respect of 6,048,835 conversion and subscription rights. In addition, by March 14, 2002, conversion and subscription rights in respect of 45,094 ordinary shares have been exercised. Finally, part of the conversion and subscription rights issued have definitely expired in accordance with the bond and option terms. It is proposed that Contingent Capital III be reduced proportionately.

                  The Executive Board and the Supervisory Board propose that the following resolution be adopted:

                  The contingent capital increase as resolved by the general meeting of shareholders of January 18, 2000 and amended by resolution adopted by the annual general meeting of shareholders of May 3, 2001 is cancelled in an amount of E 6,860,813, and Contingent Capital III is thereby reduced to E 515.498.

                  Section 4 (11) sentence 1 of the Articles of Association is amended to read as follows:

                           "The Company's capital stock is subject to a further contingent increase by E 515.498, divided into up to
                           515.498 no-par value non-voting preference bearer shares in the form of individual share certificates carrying preferential rights to profits in accordance with Section 23 (6) of the Articles of Association and ranking equally with any preference shares already issued under Contingent Capital II and Contingent Capital III (Contingent Capital III)."

         e) Renumbering of the subsections of Section 4 of the Articles of Association

                  Section 4 (11) of the Articles of Association is renumbered
                  Section 4 (10).

                  Section 4 (13) of the Articles of Association, as resolved upon in accordance with Agenda Item 11 III., is renumbered
                  Section 4 (11).

                  Section 4 (14) of the Articles of Association, as resolved upon in accordance with Agenda Item 12, is renumbered Section 4 (12).

         f) The Executive Board is directed (i) to apply for the entry of the resolution adopted in respect of Agenda Item 13 b) in the commercial register only if the annual general meeting of shareholders has adopted a relevant resolution in respect of Agenda Item 11 I. b) and Agenda Item 13 a) cc) by the required majority pursuant to the resolution proposal of the Executive Board and the Supervisory Board and (ii) to apply for such entry so that the resolutions adopted in respect of Agenda
                  Item 11 I. b) and Agenda Item 13 a) cc) are entered in the commercial register prior to the entry of the resolution adopted in respect of Agenda Item 13 b). The Executive Board is further directed (i) to apply for the entry of the resolution adopted in respect of Agenda Item 13 e) in the commercial register only if the annual general meeting of shareholders has adopted a relevant resolution in respect of Agenda Item 11 I. b) and Agenda Item 13 a) cc), b) and c) by the required majority pursuant to the resolution proposal of the Executive Board and the Supervisory Board and (ii) to apply for such entry so that the resolutions adopted in respect of Agenda Item 13 b) and c) are entered in the commercial register prior to the entry of the resolution adopted in respect of Agenda Item 13 e).

14.      AUTHORIZATION TO ACQUIRE TREASURY SHARES

         The Company currently holds 500,000 treasury shares acquired as such by the Company by virtue of the authorization granted by the general meeting of shareholders of January 18, 2000. By March 14, 2002, the authorization granted by the annual general meeting of shareholders of May 3, 2001 regarding the acquisition of treasury shares was exercised by an acquisition of 28,430 treasury shares; said shares were transferred to holders of subscription rights issued under the SAP AG 2000 Long Term Incentive Plan after the exercise of their subscription rights. Since said authorization will expire on October 31, 2002, it is proposed that it be revoked and replaced by a new authorization, insofar it has not yet been exercised.

         Therefore, the Executive Board and the Supervisory Board propose that the following resolution be adopted:

         a) The authorization granted on May 3, 2001 concerning the acquisition of treasury shares is revoked with effect as of the close of the annual general meeting of shareholders of May 3, 2002 and is replaced by the following authorization concerning the acquisition of treasury shares:

                  The Executive Board is authorized to acquire, on or before October 31, 2003, up to 30 million shares in the Company on the condition that the shares to be purchased by virtue of this authorization, together with any other shares already acquired or held by the Company, do not account for more than 10% of the Company's capital stock. This authorization may be exercised in whole or in part. For the term of the authorization, the acquisition may be effected in partial tranches at different acquisition dates up to the maximum acquisition volume. The acquisition may also be effected by any dependent Group Company of SAP AG within the meaning of
                  Section 17 AktG or by any third party on behalf of such dependent Group Company or SAP AG.

         b) The acquisition is subject to the maintenance of the principle of equal treatment (Gleichbehandlungsgrundsatz) within the meaning of Section 53 a AktG and will be effected on the stock exchange, by way of a public purchase offer to all shareholders or by way of a public offer to exchange the SAP shares for shares in a listed company within the meaning of
                  Section 3 (2) AktG.

                  aa) In the event that the acquisition is effected on the stock exchange, the purchase price for the acquisition of one share (exclusive of any ancillary costs) may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the preceding three trading days, determined on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) by more than 10% or fall below said price by more than 20%.

                  bb) In the event that the acquisition is effected by way of a public purchase offer to all shareholders, the offering price per share (exclusive of any ancillary costs) may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange between the ninth and fifth trading day (each inclusive) prior to the launching of the public offer, determined on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the public offer by no more than 20% or fall below said price by more than 20%. In the event that the offer is oversubscribed, the shares will be prorated. Orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment.

                  cc) In the event that the acquisition is effected by way of a public offer to all shareholders to exchange SAP shares for shares in another listed company within the meaning of Section 3 (2) AktG, the exchange price, in the form of one or several shares in such company and fractional amounts, including cash compensation in respect of any fractional shares (exclusive of any ancillary costs), may not exceed the relevant value of the SAP share by more than 20% or fall below said price by more than 20%.

                           For calculation purposes, the value of one SAP share and one share in the respective other company is in each case the average stock exchange price of the share between the ninth and fifth trading day prior to the launching of the public offer, calculated on the basis of the arithmetic mean of the closing auction prices of the share in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the offer. In the event that the share in the respective company is not traded in the XETRA trading system of the Frankfurt Stock Exchange, the closing prices quoted on the stock exchange having the highest average trading volume in respect of the shares in said company in the course of the preceding calendar year shall prevail.

                           The exchange offer may provide for additional terms and conditions. In the event that the offer is oversubscribed, the shares will be prorated. Orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment.

         c) The Executive Board is authorized, in compliance with the principle of equal treatment within the meaning of Section 53 a AktG, to resell on the stock exchange any treasury shares acquired by virtue of the aforementioned authorization.

         d) The Executive Board is authorized to offer treasury shares acquired by virtue of the aforementioned authorization to the shareholders by way of a public offer to all shareholders by maintaining the shareholders' subscription rights and in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

         e) The Executive Board is authorized, subject to the consent of the Supervisory Board, to sell treasury shares acquired by virtue of the aforementioned authorization other than on the stock exchange or by way of a public purchase offer to all shareholders, provided that the shares are sold against payment in cash at a price which is not substantially below the stock exchange price of the Company's share during the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share on the Frankfurt Stock Exchange in the XETRA trading system (or any successor system thereof); in this event, the aggregate number of the shares to be sold, together with the new shares issued by excluding the shareholders' subscription rights pursuant to Section 186 (3) sentence 4 AktG, may not exceed the lower of 10% of the Company's capital stock as at the time of adoption of the resolution by the annual general meeting of May 3, 2002 or 10% of the Company's capital stock as at the time of the disposal of the shares.

         f) The Executive Board is authorized, subject to the consent of the Supervisory Board, to grant treasury shares acquired by virtue of the aforementioned authorization to third parties in connection with the acquisition of enterprises or any parts thereof or interests therein as consideration for the contribution of enterprises or any parts thereof or interests therein.

         g) The Executive Board is authorized to redeem treasury shares acquired by virtue of the aforementioned authorization without such redemption or the implementation thereof requiring a further resolution of the annual general meeting of shareholders.

         h) The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired by virtue of the aforementioned authorization for the purpose of servicing subscription rights under the SAP AG 2002 Stock Option Plan by virtue of the authorization of the annual general meeting of shareholders of May 3, 2002 and to transfer such shares to the respective beneficiaries in accordance with the resolution adopted by the annual general meeting of shareholders of May 3, 2002 in respect of Agenda Item 11. In this context, the pro rata portion of the capital stock which is attributable to the treasury shares transferred by virtue of said authorization, plus any treasury shares already transferred by virtue of the authorization set out in subsection i) below and plus any shares issued by virtue of the authorization granted by the annual general meeting of shareholders of May 3, 2002 pursuant to the resolution adopted in respect of Agenda Item 12 concerning the increase in the capital stock against contribution in cash (Authorized Capital
                  III) and plus any treasury shares issued as of the effectiveness of this authorization by virtue of any subscription rights within the meaning of Section 192 (2) no. 3 AktG, may not account for more than 10% of the capital stock as at the time of adoption of the resolution by the annual general meeting of shareholders of May 3, 2002. Where such treasury shares are to be transferred to beneficiaries who are members of SAP AG's Executive Board, the relevant decision will solely be made by the Supervisory Board.

         i) The Executive Board is authorized, subject to the consent of the Supervisory Board, to also use treasury shares acquired by virtue of the aforementioned authorization for the purpose of servicing conversion rights under any convertible bonds or subscription rights under any stock options issued under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization of the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the annual general meeting of shareholders of May 3, 2001, and to transfer such treasury shares to the respective beneficiaries of the conversion or subscription rights. In this context, the pro rata portion of the capital stock which is attributable to the treasury shares already transferred by virtue of said authorization plus any treasury shares already transferred by virtue of the authorization set out in subsection h) above plus any shares issued by virtue of the authorization granted by the annual general meeting of shareholders of May 3, 2002 pursuant to the resolution adopted in respect of Agenda Item 12 concerning the increase in the capital stock against contribution in cash (Authorized Capital
                  III) and plus any treasury shares issued as of the effectiveness of this authorization by virtue of any subscription rights within the meaning of Section 192 (2) no. 3 AktG may not account for more than 10% of the capital stock as at the time of adoption of the resolution by the annual general meeting of shareholders of May 3, 2002. Where such treasury shares are to be transferred to beneficiaries of conversion and subscription rights who are members of SAP AG's Executive Board, the relevant decision will solely be made by the Supervisory Board. The authorization to establish the SAP AG 2000 Long Term Incentive Plan is substantially as follows (authorization as adjusted to the conversion into ordinary shares as resolved by the annual general meeting of shareholders of May 3, 2001; the figures correspond to the initial scope of the authorization, taking into account the share split as resolved by the annual general meeting of shareholders of May 5, 2000):

                  I.

                  (1) The Executive Board has been authorized, subject to the consent of the Supervisory Board, and as set forth in further detail under subsection (2) below, to issue, on or before December 31, 2004, up to 15,000,000 convertible bonds in a nominal amount of E 1 each under the SAP AG 2000 Long Term Incentive Plan, however, provided that the number of the convertible bonds so issued, if multiplied by 1.25, and the number of the stock options issued by virtue of the authorization pursuant to II. below do not exceed 18,750,000 in the aggregate. The convertible bonds shall not bear interest. Their term shall not exceed ten years. The convertible bonds may carry conversion rights in respect of the subscription of SAP ordinary voting shares so that each convertible bond in a nominal amount of E 1 entitles to subscribe for one SAP ordinary share. With regard to any issue of convertible bonds to the members of SAP AG's Executive Board, said authorization is only valid for the Supervisory Board.

                  (2) The issue of convertible bonds under the SAP AG 2000 Long Term Incentive Plan is subject to the following terms and conditions:

                           (a)      Beneficiaries

                                    The number of convertible bonds that may be issued is limited as follows:

                                    (aa)   to all members of SAP AG's Executive
                                           Board, in total no more than 675,000
                                           convertible bonds, provided always
                                           that the total number of such
                                           convertible bonds issued multiplied
                                           by 1.25, when added to the number of
                                           stock options issued to members of
                                           SAP AG's Executive Board pursuant to
                                           the authorization set forth under II.
                                           below, does not exceed 843,750;

                                    (bb)   to all management members of
                                           affiliated companies within the
                                           meaning of Section 15 AktG, in total
                                           no more than 2,550,000 convertible
                                           bonds, provided always that the total
                                           number of such convertible bonds
                                           issued multiplied by 1.25, when added
                                           to the number of stock options issued
                                           to management members of SAP AG Group
                                           Companies pursuant to the
                                           authorization set forth under II.
                                           below, does not exceed 3,187,500;

                                    (cc)   to all eligible executives and other
                                           top performers of SAP AG, in total no
                                           more than 6,375,000 convertible
                                           bonds, provided always that the total
                                           number of such convertible bonds
                                           issued multiplied by 1.25, when added
                                           to the number of stock options issued
                                           to eligible executives and other top
                                           performers of SAP AG pursuant to the
                                           authorization set forth under II.
                                           below, does not exceed 7,968,750; and

                                    (dd)   to all eligible executives and other
                                           top performers of affiliated
                                           companies within the meaning of
                                           Section 15 AktG, in total no more
                                           than 5,400,000 convertible bonds,
                                           provided always that the total number
                                           of such convertible bonds issued
                                           multiplied by 1.25, when added to the
                                           number of stock options issued to
                                           eligible executives and other top
                                           performers of SAP Group Companies
                                           pursuant to the authorization set
                                           forth under II. below, does not
                                           exceed 6,750,000.

                           (b)      Conversion right

                                    Upon the issue of the convertible bonds, the holders of the convertible bonds are entitled to convert their convertible bonds into ordinary voting bearer shares of SAP AG. In this regard, each convertible bond in a nominal amount of E 1 entitles its holder to subscribe for one SAP ordinary share.

                           (c)      Issue periods

                                    The convertible bonds will be issued in not fewer than three annual tranches, and no more than 50% of the total number to be issued will be included in any single tranche. Convertible bonds will not be issued between the sixteenth day of the last month of each quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor will they be issued between March 16 of each year and the day of the annual general meeting of SAP AG (inclusive). The day of issue is the day on which SAP AG or a credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription.

                           (d)      Exercise periods

                                    Beneficiaries may exercise their conversion rights for the first time after the expiry of a freeze period. The freeze period for 33% of a beneficiary's conversion rights ends two years after the issue of the respective convertible bonds (the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription). The freeze period for the next 33% of such beneficiary's conversion rights ends three years after the issue of the respective convertible bonds, and the freeze period for the remainder ends four years after the issue of the respective convertible bonds. Conversion rights may not be exercised between the sixteenth day of the last month of each quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor can they be exercised between March 16 of each year and the day of the annual general meeting of shareholders of SAP AG (inclusive).

                           (e)      Conversion price and additional cash payment

                                    The conversion price for one SAP ordinary share shall equal the closing price of the SAP ordinary share quoted in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the respective convertible bond (the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription). Upon the exercise of the conversion rights, an additional cash payment for each share equal to the amount by which the conversion price of the share exceeds the nominal amount of the converted convertible bond shall be due. The conversion price will in no event be less than the lowest issue price within the meaning of Section 9 (1) AktG.

                  II.

                  (1) Subject to the consent of the Supervisory Board and as set out in further detail under subsection (2) below, the Executive Board has been authorized to issue, on or before December 31, 2004, up to 18,750,000 stock options carrying subscription rights in respect of SAP ordinary voting shares under the SAP AG 2000 Long Term Incentive Plan, provided always that the number of such stock options issued, when added to the number of the convertible bonds issued pursuant to the authorization set forth under I. above multiplied by 1.25, does not exceed 18,750,000. The stock options may carry subscription rights in respect of SAP ordinary shares so that each stock option entitles to subscribe for one SAP ordinary share. With regard to any issue of stock options to the members of SAP AG's Executive Board, said authorization is only valid for the Supervisory Board.

                  (2) The issue of stock options under the SAP AG 2000 Long Term Incentive Plan is subject to the following terms and conditions:

                  (a)      Beneficiaries

                                    The number of stock options that may be
                                    issued is limited as follows:

                                    (aa)     to all members of SAP AG's
                                             Executive Board, in total no more
                                             than 843,750 stock options,
                                             provided always that the total
                                             number of such stock options
                                             issued, when added to the number of
                                             convertible bonds issued to members
                                             of SAP AG's Executive Board
                                             pursuant to the authorization set
                                             forth under I. above multiplied by
                                             1.25, does not exceed 843,750;

                                    (bb)     to all management members of
                                             affiliated companies within the
                                             meaning of Section 15 AktG, in
                                             total no more than 3,187,500 stock
                                             options, provided always that the
                                             total number of such stock options
                                             issued multiplied by 1.25, when
                                             added to the number of convertible
                                             bonds issued to management members
                                             of SAP Group Companies pursuant to
                                             the authorization set forth under
                                             I. above, does not exceed
                                             3,187,500;

                                    (cc)     to all eligible executives and
                                             other top performers of SAP AG, in
                                             total no more than 7,968,750 stock
                                             options, provided always that the
                                             total number of such stock options
                                             issued multiplied by 1.25, when
                                             added to the number of convertible
                                             bonds issued to eligible executives
                                             and other top performers of SAP AG
                                             pursuant to the authorization set
                                             forth under I. above, does not
                                             exceed 7,968,750;

                                    (dd)     to all eligible executives and
                                             other top performers of affiliated
                                             companies within the meaning of
                                             Section 15 AktG, in total no more
                                             than 6,750,000 stock options,
                                             provided always that the total
                                             number of such stock options issued
                                             multiplied by 1.25, when
                                             added to the number of convertible
                                             bonds issued to eligible executives
                                             and other top performers of SAP
                                             Group Companies pursuant to the
                                             authorization set forth under I.
                                             above, does not exceed 6,750,000.

                           (b)      Subscription right

                                    The holders of stock options are entitled to subscribe for SAP ordinary voting bearer shares. In this regard, each stock option entitles its holder to subscribe for one SAP ordinary share in consideration of payment of the exercise price as determined in subsection (f) below.

                           (c)      Issue periods

                                    The stock options will be issued in not
                                    fewer than three annual tranches, and no more than 50% of the total number to be issued will be included in any single tranche. Stock options will not be issued between the sixteenth day of the last month of each fiscal quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor will they be issued between March 16 of each year and the day of the annual general meeting of shareholders of SAP AG (inclusive). The day of issue is the day on which SAP AG or a credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription.

                           (d)      Exercise periods

                                    Beneficiaries may exercise their
                                    subscription rights under stock options
                                    during a term not exceeding 10 years as of the day of their issue and for the first time after the expiry of a freeze period. The freeze period for 33% of a beneficiary's subscription rights ends two years after the issue of the stock options (the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription). The freeze period for the next 33% of such beneficiary's subscription rights ends three years after the issue of the stock options, and the freeze period for the remainder ends four years after the issue of the stock options. Subscription rights may not be exercised between the sixteenth day of the last month of each fiscal quarter and the day on which SAP AG announces the provisional results for that quarter (inclusive), nor can they be exercised between March 16 of each year and the day of the annual general meeting of shareholders of SAP AG (inclusive).

                           (e)      Exercise threshold

                                    Subscription rights attaching to stock
                                    options may be exercised only if the
                                    performance of the SAP ordinary share value over the period commencing upon the issue of the stock option concerned ("initial value") and the last trading day on the Frankfurt Stock Exchange prior to the exercise of the subscription rights attaching to the stock options ("final value") exceeds the performance of the reference index over the same period.

                                    The reference index is the GSTI(TM) Software index determined by the investment bank Goldman, Sachs & Co. If Goldman, Sachs & Co. discontinues to determine the GSTI Software index, such index shall be replaced by another reference index that substantially mirrors the performance of software manufacturers and whose development showed a strong correlation with that of the GSTI Software index during the last year of the GSTI Software index. If no such other index is available, the GSTI Software index will be updated. Any decision concerning the replacement of the reference index or rules for updating the GSTI index will be made by SAP AG's Supervisory Board.

                                    The initial value for determining the
                                    performance of the SAP ordinary share is the closing price of the SAP ordinary share quoted in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the stock option (the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription). The initial value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The final value for determining the performance of the SAP ordinary share is the closing price of the SAP ordinary share quoted in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange on the last trading day prior to the exercise of the subscription right attaching to the stock option. The final value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The initial value and the final value of the reference index will be converted from U.S. dollars into euros using the spot mid cash-paper range rate in the Frankfurt interbank market.

                                    Performance is the price change measured between the initial value and the final value, expressed as percentage points. In calculating the performance of the SAP ordinary share, the same adjustment rules for dividend payments, subscription rights, and other special rights are applied to the stock exchange prices used as are applied in determining the relevant reference index.

----------------------------
(TM)GSTI is a trademark of Goldman, Sachs & Co.

                           (f)      Exercise price

                                    The exercise price for one SAP ordinary
                                    share is calculated by reference to the
                                    outperformance. The outperformance is the percentage points by which the performance of the SAP ordinary share determined in accordance with subsection (e) above exceeds the performance of the reference index determined in accordance with subsection (e) above, as follows:

                                    The exercise price is the final value
                                    determined in accordance with subsection (e) above less the product of the initial value determined in accordance with subsection (e) above and the outperformance.

         j) The shareholders' subscription rights are excluded to the extent that the Executive Board uses the shares for the purposes set out in subsections e), f) or h), or i) above. The shareholders' subscription rights are excluded to the extent that the Supervisory Board transfers the shares pursuant to subsections h) or i) above to holders of conversion or subscription rights, as appropriate, who are members of the Executive Board of SAP AG. In addition, subject to the consent of the Supervisory Board, the Executive Board, in the event of a disposal of treasury shares in connection with a public purchase offer to the Company's shareholders, may exclude the shareholders' subscription rights in respect of fractional shares.

                  The authorizations set out above may be exercised once or several times, in whole or in part and in respect of a specific portion of treasury shares acquired.

15. RESOLUTION ON THE APPROVAL REGARDING THE CONCLUSION OF AN INTERCOMPANY AGREEMENT

         On December 21, 2001, SAP AG and SAP Portals Europe GmbH, having its registered office in Walldorf, entered into a Profit and Loss Transfer Agreement (Ergebnisabfuhrungsvertrag).

         The Agreement provides as follows:

                  "Profit and Loss Transfer Agreement

                  between  SAP AG
                                   Systeme, Anwendung, Produkte
                                   in der Datenverarbeitung
                                   Neurottstr. 16
                                   69190 Walldorf

                  and              SAP Portals Europe GmbH
                                   Neurottstr. 16
                                   69190 Walldorf

                  Section 1      Profit and Loss Transfer

                  (1) SAP Portals Europe GmbH undertakes to transfer its entire profits (as determined in accordance with the provisions under German commercial law) to SAP AG. The amount to be transferred, notwithstanding the setting aside or writing back of reserves pursuant to para. (2) below, shall be the annual net profits arising without the profit transfer, less any loss carry-forward from the preceding year.

                  (2) SAP Portals Europe GmbH, subject to the consent of SAP AG, may allocate amounts from the annual net profits to other revenue reserves only to the extent permissible under applicable commercial law and economically reasonable from a commercial perspective. Any free reserves set aside pursuant to
                           Section 272 (2) no. 4 and (3) HGB during the term hereof, upon SAP AG's request, shall be written back and used for the purpose of compensating for any annual net loss or shall be transferred as profits. The transfer of any amounts from the writing back of reserves set aside prior to the effectiveness hereof shall be excluded.

                  (3) SAP Portals Europe GmbH shall pay out any claim for profit transfer due only upon SAP AG's request and shall not set off against any such claim beforehand.

                  Section 2      Loss Takeover

                  SAP AG shall be obligated to compensate for any annual net loss arising during the term hereof, unless such loss is not compensated for by way of any withdrawal from the free reserves (other revenue reserves pursuant to Section 272

                  (3) HGB and capital reserves from other additional payments by SAP AG pursuant to Section 272 (2) no. 4 HGB) any amounts which were allocated thereto during the term hereof. In all other respects, the provisions of Section 302 AktG shall apply mutatis mutandis.

                  Section 3      Effectiveness/Term

                  (1) The conclusion of this Agreement shall be conditional upon the consent of the Supervisory Board and the annual general meeting of shareholders of SAP AG as well as the shareholders' meeting of SAP Portals Europe GmbH. It shall become effective upon SAP Portals Europe GmbH's entry in the commercial register and shall have retroactive effect for the period as of the incorporation of SAP Portals Europe GmbH (April 9, 2001).

                  (2) This Agreement is concluded for the term ending December 31, 2006 and may not be terminated prior to said date. The Agreement shall be automatically renewed for an additional period of one year, unless terminated in writing by either party upon three months' notice with effect as of the end of the calendar year.

                  (3) Either party's right to terminate this Agreement for cause without notice shall remain unaffected. In the following, several circumstances constituting grounds for termination for cause on behalf of SAP AG are contractually agreed, whereby this shall not exclude the possibility of asserting any other grounds for termination for cause which shall not require a prior contractual agreement.

                           For the avoidance of doubt in connection with the list set out below, SAP AG currently holds a 100% indirect interest in SAP Portals Europe GmbH. 100% of the voting rights and the shares in SAP Portals Europe GmbH are held by SAP Portals Holding GmbH & Co. KG. The sole limited partner of SAP Portals Holding GmbH & Co. KG is SAP Portals Inc., all of whose voting rights and partnership interests are in turn also held by SAP AG. Thus, SAP Portals Europe GmbH is a third-tier subsidiary of SAP AG, while SAP Portals Holding GmbH & Co. KG is a second-tier subsidiary of SAP AG, and SAP Portals Inc. is a subsidiary of SAP AG.

                           Based on the foregoing, SAP AG shall in particular be entitled to terminate this Agreement for cause without notice if

                           a.) SAP no longer holds 100% of the voting rights or 100% of the shares in SAP Portals Inc.; or

                           b.) SAP Portals Inc. no longer is the sole limited partner of SAP Portals Holding GmbH & Co. KG; or

                           c.) SAP Portals Holding GmbH & Co. KG no longer holds 100% of the voting rights or 100% of the shares in SAP Portals Europe GmbH.

                           Further, SAP AG shall be entitled to terminate this Agreement for cause without notice if

                           d.) one or, cumulatively, several corporate bodies of SAP Portals Inc., SAP Portals Holding GmbH & Co. KG or SAP Portals Europe GmbH, which are required to be established under applicable law or the applicable Articles of Association or Partnership Agreement (in particular, the annual general meeting of shareholders, the supervisory board, the executive board, the shareholders' or partners' meeting, the management or comparable foreign bodies) pass one or several factually interrelated resolutions from which it may be inferred that any future capital interests by any third parties, which previously had not been affiliated companies of SAP AG within the meaning of Sections 15 et seq. AktG, in SAP Portals Europe GmbH, SAP Portals Holding GmbH & Co. KG or SAP Portals Inc. are seriously contemplated to be acquired, and/or that the determination and/or implementation of measures for the purpose of attaining said goal is to be commenced. In such event, SAP AG shall be entitled to termination for cause as soon as it learns that a resolution, or several factually interrelated resolutions, to that effect has or have been passed.

                           In addition, SAP AG shall be entitled to terminate this Agreement for cause without notice if

                           e.) at the request of the company intending to acquire an interest in accordance with d.) above, the implementation of measures is commenced which directly serve the preparation of the acquisition of such interest; or

                           f.) SAP AG has received a written confirmation by the executive board or the management or
                                    - in case of a foreign company - a
                                    comparable corporate body of the company intending to acquire an interest in accordance with para. d.) above, pursuant to which a resolution or several resolutions within the meaning of para. d.) above has or have been passed, or the passing of such resolution or resolutions is likely to be expected within one year's time, or the implementation of measures directly serving the preparation of the acquisition of an interest in accordance with para. d.) above has been commenced or is intended to be commenced within one year's time.

                           In addition, SAP AG shall be entitled to terminate this Agreement for cause without notice if

                           g.) one or, cumulatively, several corporate bodies of SAP Portals Inc., SAP Portals Holding GmbH & Co. KG or SAP Portals Europe GmbH, which are required to be established under applicable law or the applicable Articles of Association or Partnership Agreement (in particular, the annual general meeting of shareholders, the supervisory board, the executive board, the shareholders' or partners' meeting, the management or comparable foreign bodies) pass a resolution pursuant to which the relevant company intends to undergo a change of legal form or is merged or split off into another company (split-up, split-off or spin-off). A resolution within the meaning of this para. g.) shall be any resolutions which are required by law for the legally valid implementation of said measures.

                           In addition, SAP AG shall be entitled to terminate this Agreement for cause without notice if

                           h.) SAP AG has received a written confirmation by the executive board or the management or
                                    - in case of a foreign company - a
                                    comparable corporate body of the company intending to change its legal form, pursuant to which a resolution within the meaning of para. g.) above has been passed, or the passing of such resolution is likely to be expected within one year's time.

                  Section 4      Final Provisions

                  (1) Should any provision hereof be or become invalid, this shall not affect the remaining provisions. Such invalid provision shall be replaced by a valid provision coming as close as possible to the original economic intent of the invalid provision.

                  (2) Any amendments and supplements hereto shall be made in writing in order to be effective."

The Executive Board and the Supervisory Board propose that the conclusion of the Profit and Loss Transfer Agreement be approved.

16. RESOLUTION ON THE APPROVAL REGARDING THE CONCLUSION OF AN INTERCOMPANY AGREEMENT

         On March 15, 2002, SAP AG and SAP Beteiligungsverwaltungs GmbH, having its registered office in Walldorf, entered into a Profit and Loss Transfer Agreement (Ergebnisabfuhrungsvertrag).

         The Agreement provides as follows:

                  "Profit and Loss Transfer Agreement

                  between  SAP AG
                                   Systeme, Anwendung, Produkte
                                   in der Datenverarbeitung
                                   Neurottstr. 16
                                   69190 Walldorf

                  and              SAP Beteiligungsverwaltungs GmbH
                                   Neurottstr. 16
                                   69190 Walldorf

                  Section 1      Profit and Loss Transfer

                  (1) SAP Beteiligungsverwaltungs GmbH undertakes to transfer its entire profits (as determined in accordance with the provisions under German commercial law) to SAP AG. The amount to be transferred, notwithstanding the setting aside or writing back of reserves pursuant to para. (2) below, shall be the annual net profits arising without the profit transfer, less any loss carry-forward from the preceding year.

                  (2) SAP Beteiligungsverwaltungs GmbH, subject to the consent of SAP AG, may allocate amounts from the annual net profits to other revenue reserves only to the extent permissible under applicable commercial law and economically reasonable from a commercial perspective. Any free reserves set aside pursuant to
                           Section 272 (2) no. 4 and (3) HGB during the term hereof, upon SAP AG's request, shall be written back and used for the purpose of compensating for any annual net loss or shall be transferred as profits. The transfer of any amounts from the writing back of reserves set aside prior to the effectiveness hereof shall be excluded.

                  Section 2      Loss Takeover

                  SAP AG shall be obligated to compensate for any annual net loss arising during the term hereof, unless such loss is not compensated for by way of any withdrawal from the free reserves (other revenue reserves pursuant to Section 272 (3) HGB and capital reserves from other additional payments by SAP AG pursuant to Section 272 (2) no. 4 HGB) any amounts which were allocated thereto during the term hereof. In all other respects, the provisions of Section 302 AktG shall apply mutatis mutandis.

                  Section 3      Effectiveness/Term

                  (1) The conclusion of this Agreement shall be conditional upon the consent of the Supervisory Board and the annual general meeting of shareholders of SAP AG as well as the shareholders' meeting of SAP Beteiligungsverwaltungs GmbH. It shall become effective upon SAP Beteiligungsverwaltungs GmbH's entry in the commercial register and shall have retroactive effect as of January 1, 2002.

                  (2) This Agreement is concluded for the term ending December 31, 2006 and may not be terminated prior to said date. The Agreement shall be automatically renewed for an additional period of one year, unless terminated in writing by either party upon three months' notice with effect as of the end of the calendar year.

                  (3) Either party's right to terminate this Agreement for cause without notice shall remain unaffected. SAP AG shall be entitled, in particular, to terminate this Agreement for cause in the event that it no longer holds the majority of the voting rights attaching to the shares in SAP Beteiligungsverwaltungs GmbH or in the event that SAP Beteiligungsverwaltungs GmbH changes its legal form or is merged or split off into another company (split-up, split-off or spin-off).

                  Section 4      Final Provisions

                  (1) Should any provision hereof be or become invalid, this shall not affect the remaining provisions. Such invalid provision shall be replaced by a valid provision coming as close as possible to the original economic intent of the invalid provision.

                  (2) Any amendments and supplements hereto shall be made in writing in order to be effective."

The Executive Board and the Supervisory Board propose that the conclusion of the Profit and Loss Transfer Agreement be approved.


                                       ***

DETAILS CONCERNING AGENDA ITEM 6
(ELECTION OF THE MEMBERS OF THE SUPERVISORY BOARD)

PEKKA ALA-PIETILA

POSITION/OCCUPATION:
President of Nokia Corporation, Espoo, Finland

SEATS ON THE SUPERVISORY BOARD AND SIMILAR APPOINTMENTS:
None


PROF. DR. WILHELM HAARMANN

POSITION/OCCUPATION:
Attorney-at-law, auditor, tax consultant,
Partner at Haarmann, Hemmelrath & Partner, Frankfurt am Main, Germany

SEATS ON THE SUPERVISORY BOARD AND SIMILAR APPOINTMENTS:
Chairman of the Supervisory Board of iXOS AG, Grasbrunn, Germany
Chairman of the Supervisory Board of Haussler AG, Stuttgart, Germany Supervisory Board of Depfa IT services AG, Mainz, Germany
Supervisory Board of Vodafone AG, Dusseldorf, Germany


DIETMAR HOPP

POSITION/OCCUPATION:
Managing Director of Dietmar Hopp Stiftung GmbH, Walldorf, Germany

SEATS ON THE SUPERVISORY BOARD AND SIMILAR APPOINTMENTS:
Supervisory Board of MLP AG, Heidelberg, Germany
Supervisory Board of Actris AG, Frankfurt am Main, Germany

KLAUS-DIETER LAIDIG

POSITION/OCCUPATION:
Business consultant, Laidig Business Consulting GmbH, Boblingen, Germany

SEATS ON THE SUPERVISORY BOARD AND SIMILAR APPOINTMENTS:
Chairman of the Supervisory Board of Heiler Software AG, Stuttgart, Germany Chairman of the Supervisory Board of Varetis AG, Munich, Germany
Chairman of the Supervisory Board of Grau Data Storage AG, Schwabisch Gmund,
 Germany
Supervisory Board of Knorr Capital Partner AG, Munich, Germany
Board of Directors of Agile Software Corporation, San Jose, United States Board of Directors of Latitude Communications, Santa Clara, United States Administrative Board of Mach HiTech AG, Zug, Switzerland


HARTMUT MEHDORN

POSITION/OCCUPATION:
Chairman of the Executive Board of Deutsche Bahn AG, Berlin, Germany
SEATS ON THE SUPERVISORY BOARD AND SIMILAR APPOINTMENTS:
Chairman of the Supervisory Board of Lufthansa Technik AG, Hamburg, Germany Chairman of the Supervisory Board of DB Station & Service AG, Berlin, Germany Supervisory Board of DB Reise & Touristik AG, Berlin, Germany
Supervisory Board of DB Regio AG, Berlin, Germany
Supervisory Board of DB Cargo AG, Berlin, Germany
Supervisory Board of DB Netz AG, Berlin, Germany
Supervisory Board of DEVK Deutsche Eisenbahn Versicherung
Lebensversicherungsverein a. G., Cologne, Germany


PROF. DR. DR. H. C. AUGUST-WILHELM SCHEER

POSITION/OCCUPATION:
Director of the Institute for Economic Informatics (Institut fur
Wirtschaftsinformatik) at Saarland University

SEATS ON THE SUPERVISORY BOARD AND SIMILAR APPOINTMENTS:
Chairman of the Supervisory Board of IDS Scheer AG, Saarbrucken, Germany Foundation Board (Stiftungsrat) of Hasso-Plattner-Stiftung fur
Softwaresystemtechnik, Potsdam, Germany

DR. DIETER SPORI

POSITION/OCCUPATION:
Head of the Group Representation Office for Federal Matters (Leiter der Konzernreprasentanz fur Bundesangelegenheiten) of DaimlerChrysler AG, Berlin

SEATS ON THE SUPERVISORY BOARD AND SIMILAR APPOINTMENTS:
Chairman of the Advisory Board of Contraf Nicotex Tobacco GmbH, Heilbronn,
Germany


DR. H. C. KLAUS TSCHIRA

POSITION/OCCUPATION:
Managing Director of Klaus Tschira Stiftung gGmbH, Heidelberg, Germany

SEATS ON THE SUPERVISORY BOARD AND SIMILAR APPOINTMENTS:
Supervisory Board of Lion bioscience AG, Heidelberg, Germany
Supervisory Board of SRH Learnlife AG, Heidelberg, Germany


                                       ***

REPORTS OF THE EXECUTIVE BOARD CONCERNING AGENDA ITEMS 11, 12 AND 14

REPORT OF THE EXECUTIVE BOARD CONCERNING AGENDA ITEM 11

Under Agenda Item 11 of the annual general meeting of shareholders of May 3, 2002, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to establish, subject to the Supervisory Board's consent, the SAP 2002 Stock Option Plan (the "SAP SOP 2002") providing for the issue of stock options carrying subscription rights in respect of SAP shares to the members of SAP AG's Executive Board as well as to eligible executives and other top performers of SAP AG and its Group Companies. The Executive Board submits the following report for the purpose of substantiating and providing details in respect of the aforementioned resolution proposal, which report, constituting an integral part of the present invitation, will also be available to the shareholders for inspection at the annual general meeting of shareholders and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request:

         1.       PURPOSE OF THE STOCK OPTION PLAN

         SAP, being a global high-tech company engaged in the software and Internet sector, faces keen competition with regard to the recruitment of executives and qualified personnel. In the core markets of this sector, namely in the United States, the establishment of stock option plans as a component of modern remuneration schemes is common practice and widely requested by employees, and stock option plans are therefore an indispensable component of such remuneration schemes. In Germany, the issue of stock options in connection with employee remuneration schemes has also become common practice. In order to set up competitive and attractive framework conditions and target-geared incentives for its executives and other top performers, SAP must be in a position to continue offering subscription rights in respect of shares as part of its remuneration scheme. The SAP SOP 2002 is designed to motivate the members of the Company's Executive Board, the management members of Group Companies, eligible executives and other top performers of the Company and its Group Companies to commit themselves to continuously increasing the Company's going-concern value on a long-term basis. The granting of stock options is designed to provide special incentives to executives and other top performers based on the Company's going-concern value to be increased, as reflected by the stock exchange price of the SAP share. The issue of subscription rights in respect of SAP shares thus helps to reconcile the interests of the eligible executives and top performers on the one hand and the Company's shareholders on the other hand. This will be beneficial for both the shareholders and the employees and will help to further strengthen SAP's leading position in its core markets in the future.

         2.       SAP AG'S REMUNERATION SCHEME IN PLACE

         SAP's remuneration scheme currently in place, in addition to stock saving schemes, provides for a fixed remuneration and variable performance-related bonuses. In 1994, an employee profit-sharing scheme providing for the issue of convertible bonds was established. The beneficiaries under said scheme were employees of SAP AG and employees of companies which are majority-held by SAP AG. Under said scheme, conversion rights in respect of approx. 900,000 shares are currently outstanding. Since 1998, employees have annually been offered to participate in a Stock Appreciation Program ("STAR"). In this context, an additional remuneration is paid under a virtual stock option program depending on the SAP share price increase during a specific period determined beforehand. The STAR program is a remuneration component which is highly appreciated by the employees and has considerable incentive effects. The STAR program, being a well established remuneration component, will therefore be maintained in the fiscal year 2003. Finally, in 2000, the SAP AG 2000 Long Term Incentive Plan was established.

         3.       THE SAP AG 2000 LONG TERM INCENTIVE PLAN

         The extraordinary general meeting of shareholders of January 18, 2000 authorized the Executive Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board to issue convertible bonds and stock options carrying subscription rights in respect of SAP shares. The beneficiaries under the Program include the members of SAP AG's Executive Board, the management members of SAP AG's Group Companies and eligible executives and other top performers of SAP AG and its Group Companies. Employees participating in the SAP AG 2000 Long Term Incentive Plan may not participate in the STAR Program at the same time. The beneficiaries, at their option, may elect to subscribe either for convertible bonds or stock options or 50% convertible bonds and 50% stock options. As it was found that the intrinsic value of one convertible bond exceeds the intrinsic value of one stock option, convertible bonds, when allocated, will be multiplied by 1.25 (e.g., if an employee is accorded 100 units, said employee may elect to receive 100 convertible bonds, 125 stock options or a combination of 50 convertible bonds and 63 stock options). The maximum number of subscription rights which may be issued under the SAP AG 2000 Long Term Incentive Plan was 18,750,000 (taking account of the share split as resolved by the 2000 annual general meeting of shareholders). Said number, however, would have been attained only if the beneficiaries had exclusively opted for stock options. In accordance with the scope in which the beneficiaries opted for convertible bonds having a higher intrinsic value, the multiplication thereof by 1.25 resulted in a corresponding reduction of the maximum number of subscription rights to be issued under the SAP AG 2000 Long Term Incentive Plan.

         Each convertible bond issued under the SAP AG 2000 Long Term Incentive Plan carries conversion rights in respect of one SAP share. The conversion price is the closing price quoted in the XETRA trading system (or any successor system thereof) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the respective convertible bond. Each stock option under the SAP AG 2000 Long Term Incentive Plan carries subscription rights in respect of one SAP share. The subscription rights attaching to the stock options may be exercised only if the performance of the SAP share over the period between the issue of the stock option and the last trading day on the Frankfurt Stock Exchange prior to the exercise of the subscription rights attaching to the stock option exceeds the performance of the GSTI(TM) Software index, as determined by the investment bank Goldman, Sachs & Co., over the same period. The exercise price is equally calculated by reference to the outperformance of the SAP share in relation to the above-mentioned reference index. The higher the outperformance of the SAP share, the lower the exercise price.

         By March 14, 2002, a total of 12,305,271 convertible bonds and stock options have been issued under the SAP AG 2000 Long Term Incentive Plan (taking account of the share split as resolved by the 2000 annual general meeting of shareholders). To date, a total of 45,094 conversion and subscription rights have been exercised. Conversion and subscription rights in respect of 11,487,855 shares are still outstanding. The Executive Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board (taking account that convertible bonds, when allocated, have to be multiplied by 1.25) are currently authorized to issue 4,275,807 conversion rights or subscription rights, as appropriate. It is proposed that said authorization, within its remaining scope, not be exercised, and that the SAP AG 2000 Long Term Incentive Plan be replaced by the new SAP SOP 2002 so that subscription rights will exclusively be issued under the SAP SOP 2002 in the future.

         The SAP AG 2000 Long Term Incentive Plan currently in place is one of the most complex plans both in the DAX 30 and as compared to plans commonly set up in the United States. Accordingly, the related communicative and administrative expenditure is substantial. Therefore, the new SAP SOP 2002 will not simply adopt the structure of the SAP AG 2000 Long Term Incentive Plan, but, to the extent reasonable and permissible under applicable law, will have a significantly simplified structure based on international standards and the standards applied by other global domestic companies engaged in the technology sector.

         4.       ALTERNATIVE APPROACHES

         The Executive Board initially considered the issue of stock options on the one hand and the issue of convertible bonds on the other hand. As opposed to the granting of isolated subscription rights in connection with stock options, a separate financial contribution in the amount of the nominal amount of the convertible bonds to be acquired must be made. Said amount is available to the Company during the maturity of the bonds and is only set off against the conversion price to be paid upon the exercise of the conversion right. This bond structure in connection with a remuneration scheme is widely unknown in the United States and is rejected by employees there. Therefore, convertible bonds lack attractiveness - particularly in the

         United States. In Germany, it has equally become more and more common in the meantime to replace remuneration-related instruments based on convertible bonds by stock option plans. Therefore, the Executive Board has decided to exclusively offer stock options in the future and to discontinue offering convertible bonds as part of the remuneration.

         In addition, the Executive Board considered the determination of index-based, performance-linked success targets and (alternatively) the setting of exercise thresholds linked to fixed share price targets. Due to their effects on group accounting under U.S. GAAP, any arrangements providing for the determination of index-based, performance-linked success targets or the setting of exercise thresholds linked to fixed share price targets would be unfavorable, as these would lead to higher personnel expenditure shown in the consolidated profit and loss statement, thus reducing the profits shown. Accordingly, this would result in a material competitive disadvantage with respect to U.S. competitors, but also other German enterprises, which prepare their balance sheets in accordance with U.S. GAAP. Enterprises which prepare their balance sheets in accordance with U.S. GAAP for the most part apply those rules set forth by the Financial Accounting Standards Board which, subject to certain conditions, avoid the profit-reducing disclosure of personnel expenditure in consolidated profit and loss statements in connection with the issue of stock option plans. Stock option plans of this type do not provide for any exercise thresholds. In order to avoid profit-reducing personnel expenditure under U.S. GAAP in a comparable manner when issuing a stock option plan, the stock option plan may not be issued in the form of a so-called variable plan. This is, among other things, conditional upon the fact that at the time the option rights are granted, it must be guaranteed that these will be exercisable prior to their maturity. Said condition is not fulfilled in the event that exercise thresholds have been set which are linked to the attainment of a certain outperformance or a fixed share price target. As opposed thereto, the proposed arrangement of the stock option plan using an "economic threshold" takes into account U.S. GAAP and, thus, avoids undesirably high personnel expenditure when applying U.S. GAAP.

         5.       THE ECONOMIC SUCCESS TARGET

         Each stock option is to entitle its holder to subscribe for one share in the Company, against the payment of an exercise price, which is composed of a base price and a premium of 10% thereon. The base price is the average market price of the SAP share on the Frankfurt Stock Exchange during the five trading days preceding the issue or the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof). The premium of 10%, which is payable in addition to the base price, serves the purpose of rendering the exercise of the option economically reasonable only after the stock exchange price of the SAP share has risen by at least 10% as compared with the price used to determine the base price - this is due to the fact that the option holder must pay the exercise price (base price plus a premium of 10%) in any event upon the exercise of the stock option. In the event of an exercise where the stock exchange price is below the exercise price, the option holder would incur a financial loss, while the Company receives the full exercise price. Therefore, the stock option plan fully takes into account the statutory requirement of a set success target. The incentive effect thereby achieved, as a result, is the same effect that may be achieved by setting a price-linked, fixed exercise threshold. It is in the beneficiary's interest that the stock exchange price of the SAP share is clearly above 110% of the base price, thus rendering the exercise of his option rights reasonable from an economic perspective. Also with regard to the fact that the difference between the exercise price and the stock exchange price is usually taxable, the beneficiary will certainly be interested in the stock exchange price being significantly, and not merely slightly, higher than the exercise price.

         6.       DETAILS ON THE TERMS AND CONDITIONS OF THE SAP SOP 2002

         In detail, the proposed SAP SOP 2002 provides as follows:

         a) Under the SAP SOP 2002, up to 19,015,415 subscription rights in respect of SAP shares are to be issued. This volume is required in order to be able to offer to the groups of beneficiaries a competitive remuneration in the future, in accordance with the applicable market conditions. Not only in the United States, but also in Germany, a share-based remuneration has meanwhile become an integral part of the aggregate remuneration of executives and other top performers.

         b) The stock options are exclusively intended for subscription by eligible executives and top performers of SAP AG and its Group Companies. These include the members of SAP AG's Executive Board, the management members of Group Companies as well as eligible executives and other top performers of SAP AG and its Group Companies. Said executives and top performers contribute to the success of SAP AG to a significant extent with their decisions and performance and also provide a fundamental contribution to the continued increase in its going-concern value. The number and amount of the stock options to be granted to the members of the Executive Board of SAP AG is limited, as set out in further detail in the resolution proposal. The same applies with regard to any further beneficiaries under the SAP SOP 2002. The beneficiaries under the SAP SOP 2002 will not be granted any rights under the STAR program.

                  Stock options may be granted to the members of the Executive Board of SAP AG exclusively by the Supervisory Board; in this respect, the Supervisory Board is also responsible for determining the further details in connection with their issue and the rights attaching thereto. In any other respects, the selection of the beneficiaries and the number and amount of stock options to be granted to such beneficiaries as well as the determination of any further details in relation to the issue of, and the rights attaching to, the stock options is incumbent on the Executive Board. The Executive Board and the Supervisory

                  Board will solely base their decisions as to the allocation, which is to form part of the individual aggregate remuneration, on the individual performance and productivity of the beneficiaries; with regard to any allocations to any members of the Executive Board, the Supervisory Board shall, in addition, observe the provisions set forth in Section 87 AktG.

                  In order to attain a level of transparency which is as high as possible, the issue of stock options to members of the Executive Board is to be disclosed in the notes to the annual financial statements, and the disclosure will include the number of stock options issued as well as the beneficiary members of the Executive Board. The number of subscription rights exercised by the members of the Executive Board, together with the exercise prices paid, and the number of stock options held by the members of the Executive Board at year-end will similarly be disclosed.

                  In order to facilitate the technical implementation, the stock options are to be subscribed by a credit institution, subject to the obligation to transfer such stock options to those beneficiaries being solely entitled to exercise the subscription rights at the Company's request in accordance with Section 186 (5) AktG, as in the case of indirect subscription rights.

         c) The authorization to issue the stock options will expire on April 30, 2007. Up to a maximum of 19,015,415 stock options carrying subscription rights are to be issued in respect of up to 19,015,415 SAP shares. Up to 1,811,700 stock options are to be granted to the members of the Executive Board of SAP AG, up to 3,358,074 to the management members of the Group Companies of SAP AG, and up to 13,845,641 to eligible executives and other top performers of SAP AG and its Group Companies. In this context, up to 5,737,436 stock options may be granted to eligible executives and other top performers of SAP AG, and up to 8,108,205 may be granted to eligible executives and other top performers of its Group Companies. If, due to any restructuring measures within the Group, including in particular any spin-offs, mergers, partial transfers of business units or redeployment of employees, the quantitative ratio of executives and other top performers between SAP AG and its Group Companies should change, the allocation volumes will be adjusted automatically. If, due to any such restructuring measure, the number of executives and other top performers of SAP AG is reduced in favor of the number of executives and other top performers of SAP AG's Group Companies, the allocation volume not yet utilized in respect of the executives and other top performers of SAP AG will be reduced in proportion to the reduction of the number of executives and other top performers of SAP AG. The unutilized allocation volume thereby created will increase the previous allocation volume for executives and other top performers of SAP AG's Group Companies accordingly. If, due to any such restructuring measure, the number of executives and other top performers of SAP AG's Group Companies is reduced in favor of the number of executives and other top performers of SAP AG, the allocation volume not yet utilized in respect of the executives and other top performers of SAP AG's Group Companies will be reduced in proportion to the reduction of the number of executives and other top performers of SAP AG's Group Companies. The unutilized allocation volume thereby created will increase the previous allocation volume for executives and other top performers of SAP AG.

         d) The stock options will be issued in not fewer than three annual tranches, and no more than 50% of the total number to be issued will be included in any single tranche. In order to maintain a level of flexibility which is as high as possible, the determination of certain issue dates, to the exception of the periods not intended for issue, is to be avoided.

         e) For the purpose of securing the subscription rights under the stock options, a contingent capital in the amount of E 19,015,415, divided into up to 19,015,415 shares, is to be created. In addition, the resolution proposal provides that the option terms may provide for the right to offer treasury shares by satisfying subscription rights. This is to create the possibility, subject to an authorizing resolution to that effect by the annual general meeting of shareholders, to use treasury shares in the future also for the purpose of offering such treasury shares to the beneficiaries for acquisition. This makes it possible to prevent a possible dilution of the shares issued in connection with any drawings upon the Contingent Capital. Therefore, the Executive Board and the Supervisory Board propose to grant a corresponding authorization as set out in further detail in Agenda Item 14. According to the resolution proposal, the option terms may further provide that subscription rights, to the extent that the holders thereof are management members, eligible executives or other top performers of Group Companies, may at the Company's option also be satisfied, instead of issuing new shares to the beneficiaries by using the Contingent Capital, by way of having shares in the Company transferred to the beneficiaries by a credit institution acting by virtue of an agreement with the Company. In this event, the subscription rights are satisfied by the credit institution, transferring existing shares to the beneficiaries against the payment of the exercise price, which shares may, for instance, arise from the Authorized Capital proposed to the annual general meeting of shareholders of May 3, 2002 regarding Agenda Item 12. The costs incurred by said credit institution in connection with the procurement of the shares, to the extent such costs exceed the exercise price, will in this case, in accordance with relevant agreements for the procurement of the shares as a benefit in kind in connection with the service relationship or employment, be borne by that Group Company whose management member or employee is the respective beneficiary under the SAP SOP 2002. Thus, a more balanced distribution of the benefits and charges in connection with the SAP SOP 2002 in the relationship between SAP AG and its Group Companies may be attained, which is in the interests of both SAP AG and its shareholders. The Contingent Capital in the amount of E 19,015,415 corresponds to approx. 6.04% of the current capital stock. Taking into account the number of possible beneficiaries, the term of the SAP SOP 2002 and its positive effects, the Executive Board and the Supervisory Board hold the view that the aforesaid ratio is reasonable.

                  In accordance with the Black-Scholes formula, a theoretical "fair value" of the stock options may be determined in relation to their time of issue. For this purpose, an issue price of the SAP share in the amount of E 160 is used as a basis, as well as the assumption that the subscription rights, on average, are exercised after the expiry of 3 years after their issue. Accordingly, the results are as follows:

                  Average Holding Period:                          3 years

                  Theoretical Value Per Share:                     E 51.08
                  For 19,015,415 Shares:                           E 971,307,398

                  Premium (% of the base price):                   10%

                  Price Factors for Calculation Purposes:
                  Volatility:                                      46,5%
                  Interest Rate (EUR-WAP rate):                    4,59%

         f) The subscription right attaching to a stock option grants the right to subscribe for one no-par value ordinary voting bearer SAP share. Such stock options are eligible for dividends as of the beginning of the fiscal year in respect of which, at the time of exercise of said subscription right, no resolution has been passed by the annual general meeting of shareholders concerning the appropriation of the retained earnings for the year.

                  Subscription rights may be exercised only upon the expiry of a freeze period. Said freeze period extends to no less than two years in respect of all subscription rights granted to the relevant beneficiary. Thereafter, the subscription rights may be exercised until the end of their term of five years, commencing on the day of issue of the stock options. However, the exercise of subscription rights shall not be permissible during the period between the sixteenth day of the last month of each fiscal quarter and the day on which SAP AG announces the Company's provisional quarterly or annual results, so as to avoid insider problems from the beginning. In addition, no subscription rights may be exercised during the period between March 16 of each year and the day of the ordinary annual general meeting of shareholders. Notwithstanding the foregoing, the beneficiaries shall be obligated to observe any statutory restrictions in relation to the exercise of subscription rights and the trading in new shares, in particular the insider provisions under the German Securities Trading Act (Wertpapierhandelsgesetz; "WPHG").

         g) Each subscription right attaching to a stock option entitles its holder to subscribe for one SAP share against the payment of the exercise price. The exercise price for one SAP share corresponds to 110% of the average stock exchange price of the SAP share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof). In this context, the day of issue is the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary's subscription. The exercise price, as set out in further detail in the option terms, is subject to a customary adjustment in the event of any capital measures (share consolidation or split, capital increase out of company funds, capital reduction) during the term of the subscription rights. Further, the option terms may provide for an antidilution clause in the event that subscription rights are granted to the shareholders of SAP AG. The minimum exercise price shall in any event be the lowest issue price within the meaning of Section 9 (1) AktG.

         h) The stock options are non-negotiable. The exercise of a subscription right is conditional upon the fact that the beneficiary maintains a non-terminated employment relationship with either SAP AG or one of its Group Companies. Any subscription rights the freeze period of which has already expired at the time the notice of termination is received or the employment is terminated, may be exercised by the beneficiary within a subsequent period of three months after the submission of the notice of termination or the termination of the employment. The option terms may provide for special provisions in the event of death, retirement, resignation on friendly terms, or hardship. The same shall apply in the event that SAP AG transfers any interests in Group Companies to any third parties.

         i) The determination of any further details in respect of the option terms as well as the issue of, and the rights attaching to, the stock options shall be incumbent on the Executive Board and, insofar as any rights have been granted to any members of the Executive Board, the Supervisory Board.

         The Executive Board, in agreement with the Supervisory Board, trusts that the proposed authorization to issue the SAP SOP 2002 is to a significant extent susceptible of creating a sustainable incentive for the eligible executives and top performers of SAP AG and its Group Companies and, therefore, of continuously and sustainably contributing to an increase in the Company's going-concern value in the interest of the Company and its shareholders.


REPORT OF THE EXECUTIVE BOARD CONCERNING AGENDA ITEM 12

Under Agenda Item 12 of the annual general meeting of shareholders of May 3, 2002, the Executive Board and the Supervisory Board will propose that the Executive Board be authorized to increase the capital stock by issuing ordinary voting shares. The Executive Board, pursuant to Section 203 (1) in conjunction with Section 186 (4) sentence 2 AktG, submits this report concerning the reasons for the exclusion of the subscription rights which report, forming an integral part of this Invitation, will also be available for inspection at the annual general meeting of shareholders and, as from the day of convocation of the annual general meeting of shareholders, at the Company's offices and will be sent to all shareholders upon request:

         The Executive Board and the Supervisory Board will propose to the annual general meeting of shareholders of May 3, 2002 regarding Agenda
         Item 12 to authorize the Executive Board to increase the capital stock, with the Supervisory Board's consent, on or before May 1, 2007, once or several times, by up to an aggregate amount of E 15 million, against contributions in cash, by issuing new no-par value voting ordinary bearer shares (Authorized Capital III). The shares may be subscribed only by a credit institution which will use the new shares in connection with the current SAP AG 2000 Long Term Incentive Plan or in connection with the SAP 2002 Stock Option Plan (the "SAP SOP 2002") proposed to the annual general meeting of shareholders of May 3, 2002 regarding Agenda Item 11. Said credit institution may subscribe for new shares only to the extent that such credit institution

         - satisfies the subscription rights granted to management members, executives and other top performers of SAP AG's Group Companies under the SAP SOP 2002 by virtue of the authorizing resolution proposed to the annual general meeting of shareholders of May 3, 2002 regarding Agenda Item 11 and such rights are satisfied in accordance with the terms and conditions set out in the proposed authorizing resolution; or

         - satisfies the conversion and subscription rights issued under the SAP AG 2000 Long Term Incentive Plan to management members, executives and other top performers of SAP AG's Group Companies by virtue of the authorization given by the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the annual general meeting of shareholders of May 3, 2001, and such rights are satisfied in accordance with the terms and conditions set forth by virtue of the resolution by the general meeting of shareholders of January 18, 2000 and the supplementing and adjusting resolutions adopted by the annual general meeting of shareholders of May 3, 2001.

         Firstly, the new shares are to be subscribed by a credit institution for the purpose of transferring them to the holders of subscription rights maintaining a service or employment relationship with any Group Companies of SAP AG, issued under the SAP SOP 2002 by virtue of the authorizing resolution proposed to the annual general meeting of shareholders of May 3, 2001 regarding Agenda Item 11 in accordance with the terms and conditions set forth in said authorizing resolution and by exercising said subscription rights. Secondly, the new shares are to be subscribed by a credit institution for the purpose of transferring them to the holders of conversion and subscription rights maintaining a service or employment relationship with any Group Companies of SAP AG, which rights were issued under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization granted by the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the annual general meeting of shareholders of May 3, 2001, and such transfer is to be effected in accordance with the terms and conditions set forth by virtue of the resolution by the general meeting of shareholders of January 18, 2000 and the supplementing and adjusting resolutions adopted by the annual general meeting of shareholders of May 3, 2001. In these cases, the credit institution will satisfy the subscription rights by transferring the shares created from the Authorized Capital to the holders of conversion and subscription rights against payment of the exercise price or an additional cash payment in respect of the conversion price. The amount by which the issue price in respect of the new shares payable to the Company by the credit institution exceeds the exercise price, or the additional cash payment in respect of the conversion price respectively, pursuant to specific agreements for the procurement of the shares as a benefit in kind in connection with the service or employment relationship, will be borne by that Group Company whose management member or employee is a beneficiary under the SAP SOP 2002 or the SAP AG 2000 Long Term Incentive Plan. Thus, a more balanced distribution of the benefits and charges in connection with the SAP SOP 2002 and the SAP AG 2000 Long Term Incentive Plan in the relationship between SAP AG and its Group Companies may be attained, which is in the interests of both SAP AG and its shareholders. This will benefit both SAP AG as well as its shareholders.

         As opposed to Contingent Capital, a capital increase in connection with an Authorized Capital becomes effective only upon the registration of its implementation. If the exercise notice of the beneficiaries of the subscription rights or the conversion notice of the beneficiaries of the conversion rights becomes effective and the capital increase is implemented thereafter, said beneficiaries, as a consequence, may only receive shares created from the Authorized Capital through the intermediary credit institution after the registration of the implementation of the capital increase. A prior transfer of existing SAP shares by the credit institution may be required in order to enable the credit institution to transfer shares to the beneficiaries of the conversion or subscription rights immediately after the effectiveness of the exercise. In order to put the credit institution in a position as if it had transferred the new shares from the Authorized Capital, it is to be permitted to subscribe for the shares even if it underwrites the new shares for the purposes of replacing shares already transferred to the beneficiaries of the conversion or subscription rights or compensating for the difference incurred by it in connection with said transfer. Also in this case, pursuant to specific agreements for the procurement of the shares as a benefit in kind in connection with the service relationship or employment, the amount by which the issue price payable to the Company by the credit institution for the new shares exceeds the issue price payable by the beneficiaries to the credit institution, or the additional cash payment in respect of the conversion price respectively, will be borne by that Group Company whose management member or employee is a beneficiary under the SAP SOP 2002 or the SAP AG 2000 Long Term Incentive Plan, so that the aforementioned beneficial effects can be attained also in this case.

         In the event that the statutory subscription rights were granted, the shares could not be used in connection with the SAP SOP 2002 proposed to the annual general meeting of shareholders of May 3, 2002 regarding Agenda Item 11 and the current SAP AG 2000 Long Term Incentive Plan, and, therefore, the beneficial effects for the Company and its shareholders could not be realized. With regard to the financial and organizational position of the shareholders, there is no difference between an issue of shares from Authorized Capital for the purpose of satisfying conversion and subscription rights under a stock option plan and the satisfaction of such rights from Contingent Capital. This is due to the fact that new shares are not issued from Contingent Capital within the same scope as new shares from Authorized Capital are used for the purpose of satisfying conversion and subscription rights under stock option plans. The number of subscription rights that may be issued by the Executive Board will not be changed either due to the new Authorized Capital. Neither will the allocation of subscription rights between the individual groups of beneficiaries, i.e. the members of the Executive Board of SAP AG, the management members of its Group Companies as well as the eligible executives and other top performers of SAP AG and its Group Companies, change.

         Authorized Capital III is proposed to be used, first of all, for the purpose of satisfying the conversion and subscription rights held by management members, executives and other top performers of foreign Group Companies of SAP AG. Accordingly, the amount of Authorized Capital III is dependent upon the scope of the outstanding conversion and subscription rights granted under the SAP AG 2000 Long Term Incentive Plan to management members, executives and other top performers of foreign Group Companies, as well as all the expected scope of the subscription rights granted to management members, executives and other top performers of foreign Group Companies under the SAP SOP 2002.

         The Executive Board will notify the annual general meeting of shareholders of any use of the Authorized Capital.


REPORT OF THE EXECUTIVE BOARD CONCERNING AGENDA ITEM 14

Under Agenda Item 14 of the annual general meeting of shareholders of May 3, 2002, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company and to either resell or redeem such shares without requiring a further resolution of the annual general meeting of shareholders. Pursuant to Section 71 (1) no. 8 sentence 5 in connection with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders' subscription rights in connection with the disposal of treasury shares, which report, constituting an integral part of the present invitation, will also be available to the shareholders for inspection at the annual general meeting of shareholders and, as of the day of the convocation of the annual general meeting of shareholders, at the offices of the Company and will be sent to any shareholder upon request:

         The Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company. Under such authorization, the Executive Board is to be authorized to acquire, on or before October 31, 2003, up to 30 million shares in the Company. The resale may be effected on the stock exchange or by way of a public offer to all shareholders. In this context, it is proposed that shares may also be repurchased by way of an exchange offer to all shareholders.

         A public offer to all shareholders to exchange SAP shares for shares in another listed company within the meaning of Section 3 (2) AktG is an attractive alternative solution as compared to a public purchase offer. This structure will enable the Company to make use of additional alternative approaches so as to identify the optimized structure in respect of a share re-purchase in the interests of the Company's shareholders. In this regard, a specific exchange ratio is to be determined which, however, may be supplemented by way of a cash benefit as an additional purchase price payment supplementing the exchange offered or for the purpose of compensating for any fractional shares.

         In the event that the acquisition is effected by way of a purchase or exchange offer to all shareholders, the principle of equal treatment, as in connection with the acquisition of shares on the stock exchange, is to be observed. Should the volume offered at the stipulated price exceed the number of shares requested by the Company, the shares are generally to be allocated according to the percentage of shares held by the selling shareholders. However, orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment. This possibility allows to avoid fractional amounts when determining the conversion ratio and minor remainders of shares and thus to facilitate the technical implementation of the offer.

         It is proposed that the Executive Board be authorized to resell the shares on the stock exchange or, by maintaining the shareholders' subscription rights, to offer the shares to the shareholders for acquisition in connection with a purchase offer. It is proposed that the Executive Board be authorized to redeem treasury shares without requiring a further resolution of the annual general meeting of shareholders.

         It is firstly proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders' subscription rights in respect of treasury shares acquired, whereby the aggregate number of the shares may not exceed the lower of 10% of the Company's capital stock as at the time of adoption of the resolution by the annual general meeting of shareholders of May 3, 2002 or 10% of the Company's capital stock as at the time of the disposal of the shares, provided that the shares are sold at a price which is not substantially below the stock exchange price of the Company's share during the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system thereof) of the

         Frankfurt Stock Exchange. The statutory basis of this exclusion of the shareholders' subscription rights is Section 71 (1) no. 8 in connection with Section 186 (3) sentence 4 AktG. A possible deduction from the applicable stock exchange price will presumably not exceed 3%, and in no event 5%, of the stock exchange price. The possibility to exclude the shareholders' subscription rights is designed to place the Executive Board in a position to selectively issue shares to financial investors in order to ensure, by way of market-oriented pricing, the highest possible disposal amount and thus an optimized strengthening of the equity base. This will allow to obtain, due to the increased flexibility in implementing measures without delay, a higher inflow of funds as compared to a public purchase offer to all shareholders by maintaining the shareholders' subscription rights. The proposed authorization is thus in the interest of the Company and its shareholders. Since the selling price for treasury shares to be granted will have to be determined by reference to the stock exchange price, the interests of the shareholders are adequately attended to. In addition, the shareholders intending to maintain their participation ratios have the opportunity to acquire the required number of shares on the stock exchange.

         It is further proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to transfer the treasury shares acquired to any third party as consideration in connection with the acquisition of any enterprises or any parts thereof or interests therein. In this context, it is proposed that the shareholders' subscription rights be equally excluded. SAP has to cope with international competition. Thus, the Company must always be in a position to act promptly and flexibly in the international markets in the interest of its shareholders. This also includes the option to acquire any enterprises or interests therein with a view to enhancing the Company's competitive position. In individual cases, the best possible way of implementing this option, in the interest of the shareholders and the Company, may consist in acquiring an enterprise or any parts thereof or interest therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies being attractive in terms of an acquisition often request the delivery of shares in the acquiring company as consideration for the respective sale. In order to be in a position to acquire these companies as well, SAP AG must have the opportunity to grant treasury shares by way of consideration. This is to be implemented, firstly, by means of Authorised Capital II as resolved by the annual general meeting of shareholders of May 3, 2001. Moreover, the Company is to be placed in a position to use treasury shares acquired as consideration for any contemplated acquisitions. In the event that the shareholders' subscription rights were maintained, the acquisition of enterprises or any parts thereof or interests therein in return for the granting of shares would not be possible, though, and neither the Company nor the shareholders would be able to derive any benefits in this context. The Company is currently not contemplating any specific acquisition in respect of which it intends to avail itself of this opportunity. Should any specific opportunities with regard to the acquisition of an enterprise or any parts thereof or interest therein open up, the Executive Board will carefully assess whether it will be reasonable to make use of the authorization concerning the granting of treasury shares. It will do so only if the acquisition of the relevant enterprise or interest therein against the granting of SAP shares is in the reasonable interest of the Company. The Executive Board will report on the details in connection with the use of the authorization to the annual general meeting of shareholders following any acquisition against the granting of SAP shares.

         Furthermore, it is proposed that the Executive Board, subject to the consent of the Supervisory Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board be authorized to grant treasury shares acquired also for the purpose of servicing conversion and subscription rights under the SAP AG 2000 Long Term Incentive Plan and subscription rights under the SAP 2002 Stock Option Plan proposed to the annual general meeting of shareholders of May 3, 2002 regarding Agenda Item 11 and to exclude the shareholders' subscription rights in this regard. The delivery of treasury shares for the purpose of satisfying these subscription rights instead of using the Contingent Capital will in particular contribute to preventing any dilution effects which might otherwise occur. Hence, the exclusion of the shareholders' subscription rights is also in the interest of the existing shareholders.

         Finally, it is proposed that the Executive Board, subject to the consent of the Supervisory Board, be authorized to exclude the shareholders' subscription rights in respect of fractional shares in the event of a disposal of treasury shares by way of a purchase offer to the Company's shareholders. The exclusion of the shareholders' subscription rights in respect of fractional shares is required in order to ensure the technical implementation of the delivery of treasury shares acquired by way of a purchase offer to the shareholders. The fractional amounts in respect of shares excluded from the shareholders' subscription rights will be used either by sale on the stock exchange or in any other suitable manner so as to further the Company's interests.

         In light of the above, the Executive Board and the Supervisory Board consider the exclusion of the shareholders' subscription rights in the aforementioned cases to be legitimate and reasonable for the shareholders.


                                       ***

NOTICES REGARDING AGENDA ITEMS 15 AND 16 (PROFIT AND LOSS TRANSFER AGREEMENTS)

NOTICE REGARDING AGENDA ITEM 15
(PROFIT AND LOSS TRANSFER AGREEMENT WITH SAP PORTALS EUROPE GMBH)

The Profit and Loss Transfer Agreement, the annual financial statements and the management reports of SAP AG for the preceding three fiscal years, the annual financial statements and the management reports of SAP Portals Europe GmbH as of the date of its establishment (April 9, 2001) and the opening balance sheet of SAP Portals Europe GmbH as well as the joint report by the Executive Board of SAP AG and the Management of SAP Portals Europe GmbH pursuant to Section 293 a AktG are available to the shareholders for inspection at the offices of the contracting parties as of the day of convocation of the annual general meeting of shareholders. The aforementioned documents will be sent to any shareholder upon request without delay and free of charge and will also be available for inspection at the annual general meeting of shareholders.


NOTICE REGARDING AGENDA ITEM 16
(PROFIT AND LOSS TRANSFER AGREEMENT WITH SAP BETEILIGUNGSVERWALTUNGS GMBH)

The Profit and Loss Transfer Agreement, the annual financial statements and the management reports of SAP AG and the annual financial statements of SAP Beteiligunsverwaltungs GmbH for the preceding three fiscal years as well as the joint report by the Executive Board of SAP AG and the Management of SAP Beteiligungsverwaltungs GmbH pursuant to Section 293 a AktG are available to the shareholders for inspection at the offices of the contracting parties as of the day of convocation of the annual general meeting of shareholders. The aforementioned documents will be sent to any shareholder upon request without delay and free of charge and will also be available for inspection at the annual general meeting of shareholders.


                                       ***

            ATTENDANCE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

SHAREHOLDERS are entitled to ATTEND the annual general meeting of shareholders and to EXERCISE THEIR VOTING RIGHTS only if they deposit their shares during customary business hours at the Company or at a branch in the Federal Republic of Germany of one of the financial institutions listed below by no later than April 26, 2002 and leave said shares so deposited until the end of the annual general meeting of shareholders:

-        DZ BANK AG

-        Deutsche Bank Aktiengesellschaft

-        Dresdner Bank Aktiengesellschaft

-        Bayerische Hypo- und Vereinsbank Aktiengesellschaft

-        BHF-BANK Aktiengesellschaft

-        Commerzbank Aktiengesellschaft


Deposit at one of the institutions listed above is also considered to have been duly effected if, with the consent and on behalf of a depositary institution, the shares are deposited with another financial institution and blocked until the end of the annual general meeting of shareholders.

The shares may also be deposited with a German notary public or a securities clearing and deposit bank. In this case, we ask that a certificate issued by the notary public or the securities clearing and deposit bank be submitted to our Company by no later than April 29, 2002.

The admission tickets issued on the basis of the deposit will serve the shareholders as identification for the exercise of their voting rights.

Shareholders may appoint a proxy, for example, their deposit bank, a shareholders' association, or a private individual.

It is proposed to transmit the addresses by the members of SAP AG's Executive Board via the Internet on the day of the annual general meeting of shareholders and to publish the voting results on the Internet (www.sap.de/investor).


Walldorf, March 2002

SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte
in der Datenverarbeitung


The Executive Board

[SAP LOGO]
SAP AG
Neurottstrasse 16
69190 Walldorf
Germany